05010905

RECEIVED
2005 SEP -1 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

aflease
gold and uranium resources limited

Block A, Empire Park
55 Empire Road, Parktown
Tel: +27 11 482 3605
Fax: +27 11 482 3604

Postnet Suite 271
Private Bag X30500
Houghton, 2041
www.aflease.com

19 August 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

File No: 82-34632

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information

We hereby submit on behalf of The Afrikander Lease Limited all information made public from 22 February 2005 to date, in compliance with Rule 12g-3b of the Securities Exchange Act of 1934.

Should you require further information, please do not hesitate to contact us.

Kind Regards,

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Christine Bannerman
Company Secretary
Aflease Gold & Uranium Resources Limited

dlw 9/7

82-34632

PRINT this article >

Release Date: 22/02/2005 10:01:57

Aflease Gold And Uranium Resources Limited - BEE Transaction By Aflease

---

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the Company")
BEE TRANSACTION BY AFLEASE
1. Introduction
Further to the cautionary announcement dated 28 January 2005, Aflease shareholders are advised that the Company has entered into a Memorandum of Understanding ("MOU") with Micawber 397 (Proprietary) Limited (Registration No. 2005/000352/07) ("Micawber") in terms of which Aflease will sell an undivided 26% share ("Micawber share") of its mineral and mining assets ("the Assets") to Micawber, a company 100% owned by historically disadvantaged South Africans ("the Proposed transaction").
2. Micawber shareholders
The initial shareholders of Micawber will be historically disadvantaged South Africans ("HDP's") and their respective shareholdings in Micawber will be as follows:

Aflease Employees Trust	25%;
Africa Vanguard Resources	25%;
Indalo Resources	25%;
Emseni Resources	15%;
Umlilo Mining	5%; and
Magumo Investments	5%.

The Aflease Employees Trust will have as its beneficiaries HDP employees of Aflease and will provide for their participation through Micawber in the unincorporated joint venture referred to in paragraph 0 below ("the JV").
3. Rationale for the Proposed transaction
The purpose of the Proposed transaction is to provide Aflease with a Black Economic Empowerment partner in compliance with the requirements of the Broad-Based Black Economic Empowerment Act, 2003, the Codes of Good Practice published in terms thereof and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, developed in terms of Section 100 of the Mineral and Petroleum Resources Development Act, 2002 ("the BEE Legislation").
4. Details and terms of the Proposed transaction
4.1 The Proposed transaction
Aflease and Micawber will enter into a joint venture agreement, which agreement will contain terms customary for this type of arrangement in the mining industry, to create and manage the JV and to which Micawber will contribute the Micawber share and Aflease its 74% balance of the Assets.
4.2 Micawber
Aflease will not be a shareholder in Micawber but will be a party to Micawber's shareholders agreement. The shareholders agreement will provide for:
- the management of Micawber and the funding thereof;
- the continued compliance by Micawber and its shareholders with BEE legislation;
- pre-emptive rights in favour Micawber shareholders; and
- terms normally contained in shareholders agreements of this nature.

4.3 The JV
The JV will enter into a Management and Skills Transfer Agreement with Aflease in terms of which Aflease will provide full administrative, management and mining services to the JV. The management committee of

82-34632

the JV will oversee the management of the affairs and operations of the JV.

The parties to the JV will contribute to the funding of the JV in proportion to their respective participation interests in the JV. Should Micawber at any time not be able to contribute any portion of the funding which it is obliged to make available to the JV, then Aflease will contribute the amount of any shortfall as a special loan to the JV. Aflease will then be entitled to the payment of interest by the JV in respect of such shortfall at the same rate and payment terms obtained by Aflease in the international lending market.

Aflease will make available to the JV whatever equipment and other resources which the JV may require for the purpose of the proper management and conduct of its business and operations and which do not form part of the Assets. This will be done in terms of an Asset Rental Agreement.

4.4 Purchase price

The purchase price for the Micawber share shall be an amount equal to 26% of the market capitalisation of Aflease at the effective date of Aflease and Micawber entering into a Sale Agreement, less the value of any assets of Aflease excluded from the sale ("Purchase price") being Aflease's non-mining assets.

4.5 Payment of the Purchase price

The Purchase price will be funded through an interest free loan granted by Aflease to Micawber, in terms of which Micawber will be required to make payment in cash of a minimum of 20% of the Purchase price within three years of the date of receipt by Micawber of the first dividend payment to it by the JV ("First payment"). Thereafter Micawber will be required pay a minimum of 20% of the Purchase price in cash in each three year period following the First payment.

The Purchase price shall be adjusted on each occasion when a payment in respect thereof is made, to the lower of:

- an amount equal to 26% of the net present value of the Assets, as determined by an independent merchant bank chosen in writing by Micawber out of three independent merchant banks nominated in writing by Aflease to Micawber; or
- an amount equal to 26% of the market capitalisation of Aflease at the effective date of the Sale Agreement, less the value of any assets of Aflease excluded from the Proposed transaction.

4.6 Other opportunities

Aflease may investigate other opportunities to expand its business activities and some of these activities may require BEE participation. In this regard Aflease will use reasonable commercial endeavours to involve Micawber in such opportunities, should Aflease require the participation of a BEE partner.

4.7 Conditions precedent

The proposed arrangements set out in the MOU are subject to, *inter alia*, the approval thereof by the boards of directors and shareholders of all parties to the MOU and to the fulfilment of the conditions precedent, if any, to be contained in the intended agreements which will record the Proposed transaction (the "Intended Agreements"). Any further conditions precedent will be detailed when a detailed announcement is made.

4.8 Warranties

The warranties which are customary for a transaction of this nature will be provided for in the Intended Agreements.

4.9 Other terms

The remaining terms and conditions of the Proposed transaction are standard for a transaction of this nature.

5. Financial effects

The pro forma financial information in respect of the Proposed transaction has not been provided in this announcement but will be provided to Aflease shareholders once a more detailed announcement in this regard is made.

6. Detailed announcement and circular to Aflease shareholders

A detailed announcement relating to the Proposed transaction will be made once Aflease has entered into the Intended Agreements. Subject to approval by the JSE Securities Exchange SA and any other regulatory authority, a circular containing full details of the Proposed transaction will be posted to Aflease shareholders in due course.

7. Further cautionary announcement

Aflease shareholders are advised to continue to exercise caution when dealing in Aflease's shares until a detailed announcement relating to the Proposed transaction has been made.

82-34632

Johannesburg
22 February 2005

Investment bank and sponsor	Attorneys
Nedbank Capital	Deneys Reitz Attorneys

Date: 22/02/2005 10:00:04 AM Produced by the JSE SENS Department

Back to top

Back to SENS

PRINT this article >

82-34632

PRINT this article >

Release Date: 18/03/2005 10:01:05

Aflease - Renewal Of Cautionary Announcements

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL ISIN Code: ZAE000061461
("Aflease")

RENEWAL OF CAUTIONARY ANNOUNCEMENTS RELATING TO THE ACQUISITION OF RIGHTS TO HARMONY GOLD MINING COMPANY LIMITED'S URANIUM AND TO THE BLACK ECONOMIC EMPOWERMENT ("BEE") TRANSACTION BY AFLEASE

Further to the cautionary announcement dated 3 February 2005 shareholders are advised that discussions are still in progress which, if successfully concluded, may have a material effect on the price of Aflease shares.

Shareholders are also referred to the cautionary announcement dated 22 February 2005 regarding a BEE Transaction, and are advised that the legal agreements to formalise the BEE transaction are still being drafted.

Accordingly, shareholders should continue exercising caution when dealing in Aflease shares until further announcements are made in respect of the above.

Johannesburg
17 March 2005
Corporate Advisor
Investec Corporate Finance
Sponsor
Nedbank Capital
Attorneys
Deneys
Date: 18/03/2005 10:00:04 AM Produced by the JSE SENS Department

Back to top ▲ Back to SENS ◀ PRINT this article >

82-34632

PRINT this article >

Release Date: 31/03/2005 17:40:56

Aflease Gold And Uranium Resources Limited - Reviewed Consolidated Financial

Results For The Year Ended 31 December 2004
AFLEASE GOLD AND URANIUM RESOURCES LIMITED
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
Share code: AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06) ISIN: ZAE000061461
("Aflease" or "the company")
REVIEWED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004
Commentary to the Reviewed Annual Financial Statements
Introduction

The financial statements for the year 2004 reflect the initial success of the strong Rand strategy that was developed and implemented towards the end of 2003. This strategy required that the operations be restructured, that the company develops its high margin assets and continues with focused exploration.

The company implemented a decision in November 2003 to restructure its marginal operations. Management subsequently restructured the marginal opencast mine in November 2003. The Rand continued to strengthen further in 2004, which resulted in all gold production being terminated. As a result the company's status changed to that of an exploration and development company. This status is about to change again as the first of Aflease's three high-margin operations, Bonanza South, will become operational during the second quarter of 2005, generating a revenue stream. It is pleasing to note that with the operational restructuring, and despite the continued strengthening of the Rand, the large operating losses of 2003 have been reversed and the company is pleased to report a 99% improvement to the cash operating loss of 2003.

The balance of the high margin assets, the Modder East Gold and the Dominion Uranium project, have required significant expenditure for feasibility and exploration drilling. The encouraging results from the focused exploration drilling program will be released in the 2004 Reserve and Resource declaration. Despite this additional expenditure the operating loss before other costs, reflects a 56% improvement to a R47 million loss.

The implementation of the strong Rand strategy also required that the company raise sufficient cash to ensure that the company was fully funded. As a consequence a number of non-reoccurring costs resulted in the net loss attributable to shareholders for 2004 being R87.3 million, a 79% improvement over the previous year.

The capital raising resulted in the company restructuring the balance sheet. The interest bearing debt of Nedcor was completely settled during the year and the company's balance sheet remained largely ungeared. A large part of the remaining outstanding debt is convertible into equity.

AFLEASE GOLD AND URANIUM RESOURCES LIMITED
CONSOLIDATED FINANCIAL RESULTS

HIGHLIGHTS:-	REVIEWED YEAR ENDED 31 DEC 2004	AUDITED YEAR ENDED 31 DEC 2003	UNAUDITED 6 MONTHS ENDED 31 DEC 2004	UNAUDITED 6 MONTHS ENDED 30 JUN 2004	UNAUDITED 6 MONTHS ENDED 31 DEC 2003
GOLD PRODUCED AND SOLD:-					
- KILOGRAMS	146	1,222	19	127	915
-OUNCES	4,709	39,288	612	4,097	29,418
CASH OPERATING COST PER TON MINED	n/a	79.01	n/a	n/a	63.78
CASH OPERATING					

82-34632

COST:-					
-RAND / KG	113,320	122,258	335,361	80,159	100,949
-$ / OZ	552	518	1,692	366	445
CASH OPERATING (LOSS)/PROFIT (R'000)	(469)	(48,435)	(4,732)	4,263	(20,231)
OPERATING LOSS (before other costs) (R '000)	(47,030)	(107,839)	(34,453)	(12,577)	(65,282)
NET LOSS (R'000)	(87,275)	(409,624)	(72,242)	(15,033)	(363,136)
HEADLINE LOSS PER SHARE (CENTS)	(33.27)	(95.16)	(26.96)	(7.06)	(66.60)
BASIC LOSS PER SHARE (CENTS)	(36.08)	(217.40)	(29.76)	(7.06)	(182.11)
OPERATING RESULTS:-					
TONS MINED - OPEN PIT	-	1,799,361	-	-	949,348
TONS MINED - UNDERGROUND	-	91,405	-	-	74,241
TONS STACKED - CIS	341,091	1,341,956	-	341,091	908,697
TONS MILLED - CIL	21,557	1,262,518	-	21,557	1,121,822
REEF METRES DEVELOPED - UNDERGROUND	751	-	385	366	-
WASTE METRES DEVELOPED - UNDERGROUND	2,355	-	1,343	1,012	-
GOLD PRODUCED AND SOLD (KG)	146	1,222	19	127	915
GRADE STACKED - CIS	0.33	0.47	-	0.33	0.18
GRADE MILLED - CIL	0.75	0.83	-	0.75	0.79
GOLD PRICE RECEIVED:-					
-RAND / KG	83,302	87,338	64,240	86,149	85,137
-RAND / OZ	2,591	2,717	1,998	2,680	2,648
-$ / OZ	399	367	400	384	373
INCOME STATEMENT:-	REVIEWED	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	YEAR ENDED 31 DEC 2004	YEAR ENDED 31 DEC 2003	6 MONTHS ENDED 31 DEC 2004	6 MONTHS ENDED 30 JUN 2004	6 MONTHS ENDED 31 DEC 2003
	R'000	R'000	R'000	R'000	R'000
REVENUE	16,128	100,964	1,650	14,478	72,137
GOLD	12,200	100,964	1,222	10,978	72,137
SUNDRY	3,928	-	428	3,500	-
CASH OPERATING COSTS	16,597	160,629	6,382	10,215	92,368
CASH MOVEMENT IN LOCK-UP	-	(11,230)	-	-	-
CASH OPERATING (LOSS)/PROFIT	(469)	(48,435)	(4,732)	4,263	(20,231)
AMORTISATION AND DEPRECIATION	1,157	15,563	573	584	8,132
NON-CASH MOVEMENT IN LOCK-UP	4,071	4,767	-	4,071	4,767
NET FINANCE COSTS	17,550	9,270	11,793	5,757	7,127
GENERAL AND ADMINISTRATIVE	14,345	9,165	9,571	4,774	7,283
EXPLORATION EXPENDITURE	6,420	5,557	4,766	1,654	2,661
REHABILITATION	3,018	15,083	3,018	-	15,083

82-34632

PROVISION					
OPERATING LOSS BEFORE OTHER COSTS	(47,030)	(107,839)	(34,453)	(12,577)	(65,282)
OTHER COSTS					
	691	6,744	115	576	4,142
DECOMMISSIONING					
FUNDING EXPENSES AND LEGAL FEES	8,387	6,265	6,507	1,880	4,936
PROFIT ON SALE OF PROPERTY, PLANT AND EQUIPMENT	(5,293)	-	(5,293)	-	-
PROFIT ON SALE OF INVESTMENTS	(4,750)	-	(4,750)	-	-
FAIR VALUE LOSS ON INVESTMENTS	15,082	301	15,082	-	301
IMPAIRMENT OF LONG LIFE ASSETS	16,847	230,325	16,847	-	230,325
WRITE DOWN OF HEAP LEACH AND OTHER STOCK ITEMS	10,920	58,557	10,920	-	58,557
LOSS BEFORE DERIVATIVE ADJUSTMENT	(88,914)	(410,031)	(73,881)	(15,033)	(363,543)
MARK-TO-MARKET OF DERIVATIVE FINANCIAL INSTRUMENT	1,639	-	1,639	-	-
LOSS BEFORE TAXATION	(87,275)	(410,031)	(72,242)	(15,033)	(363,543)
TAXATION	-	407	-	-	407
LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(87,275)	(409,624)	(72,242)	(15,033)	(363,136)
(LOSS) / EARNINGS PER SHARE (CENTS):-					
-HEADLINE	(33.27)	(95.16)	(26.96)	(7.06)	(66.60)
-BASIC	(36.08)	(217.40)	(29.76)	(7.06)	(182.11)
-FULLY DILUTED HEADLINE	(33.27)	(91.28)	(26.96)	(7.06)	(64.02)
-FULLY DILUTED BASIC	(36.08)	(208.53)	(29.76)	(7.06)	(175.04)
NET ASSET VALUE PER SHARE (CENTS):-	62.08	54.14	62.08	51.13	54.14
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES IN ISSUE	241,902,897	188,421,148	242,766,887	212,979,940	199,408,959
NUMBER OF SHARES IN ISSUE AT END OF PERIOD	336,451,321	210,952,406	336,451,321	214,684,614	210,952,406

ABRIDGED BALANCE SHEET:-	REVIEWED AS AT 31 DEC 2004 R'000	UNAUDITED AS AT 30 JUNE 2004 R'000	AUDITED AS AT 31 DEC 2003 R'000
ASSETS			
NON-CURRENT ASSETS:-			
-MINING ASSETS	225,316	228,916	214,707
-OTHER ASSETS	222	222	222
-INVESTMENTS	80,533	13,364	12,514
	306,071	242,502	227,443
CURRENT ASSETS:-			
-INVENTORIES	1,112	9,152	14,698

-RECEIVABLES AND PREPAYMENTS	28,644	6,107	8,539
-AMOUNTS OWING BY RELATED THIRD PARTIES	140	113	86
-BANK AND CASH BALANCES	1,291	2,730	12,482
	31,187	18,102	35,805
TOTAL ASSETS	337,258	260,604	263,248
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES:-			
-ORDINARY SHARE CAPITAL	6,729	4,294	4,219
-SHARE PREMIUM	674,468	505,576	495,050
-ACCUMULATED LOSS	(472,337)	(400,094)	(385,061)
	208,860	109,776	114,208
NON-CURRENT LIABILITIES:-			
-INTEREST BEARING BORROWINGS	11,642	23,787	63,391
-REHABILITATION AND CLOSURE COST OBLIGATIONS	23,677	20,659	20,610
-AMOUNTS OWING TO RELATED THIRD PARTIES	-	-	106
	35,319	44,446	84,107
CURRENT LIABILITIES:-			
- DERIVATIVE FINANCIAL INSTRUMENT	16,537	-	-
-TRADE AND OTHER PAYABLES	8,350	11,653	17,147
-PROVISIONS	10,731	5,207	8,793
SHORT TERM LOAN	41,608	80,211	-
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	15,774	9,217	29,451
-BANK OVERDRAFT BALANCES	79	94	9,542
	93,079	106,382	64,933
TOTAL EQUITY AND LIABILITIES	337,258	260,604	263,248

ABRIDGED CASH FLOW STATEMENT:-	REVIEWED YEAR ENDED 31 DEC 2004 R'000	AUDITED YEAR ENDED 31 DEC 2003 R'000	UNAUDITED 6 MONTHS ENDED 31 DEC 2004 R'000	UNAUDITED 6 MONTHS ENDED 30 JUN 2004 R'000	UNAUDITED 6 MONTHS ENDED 31 DEC 2003 R'000
CASH FLOW GENERATED FROM / (UTILISED BY) :-					
OPERATING ACTIVITIES	(42,155)	(87,710)	(27,285)	(14,870)	(94,239)
INVESTING ACTIVITIES	4,885	(145,623)	20,528	(15,643)	39,288
FINANCING ACTIVITIES	35,542	167,145	5,334	30,817	47,497
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(1,728)	(66,188)	(1,423)	(304)	(7,453)
CASH & CASH					

82-34632

AT BEGINNING OF PERIOD	2,940	69,128	2,635	2,940	10,393
CASH & CASH EQUIVALENTS AT END OF PERIOD	1,212	2,940	1,212	2,636	2,940

STATEMENT OF CHANGES IN EQUITY:-

	SHARE CAPITAL R'000	SHARE PREMIUM R'000	ACCUM LOSS R'000	TOTAL EQUITY R'000
BALANCE AT 31ST DECEMBER 2002	3,466	315,605	24,563	343,634
ISSUED DURING THE PERIOD	753	-	-	753
SHARE PREMIUM	-	179,445	-	179,445
NET LOSS AFTER TAXATION	-	-	(409,624)	(409,624)
BALANCE AT 31 DECEMBER 2003	4,219	495,050	(385,061)	114,208
ISSUED DURING THE PERIOD	75	-	-	75
SHARE PREMIUM	-	10,526	-	10,526
NET LOSS AFTER TAXATION	-	-	(15,033)	(15,033)
BALANCE AT 30 JUNE 2004	4,294	505,576	(400,094)	109,776
ISSUED DURING THE PERIOD	2,435	-	-	2,435
SHARE PREMIUM	-	168,892	-	168,892
NET LOSS AFTER TAXATION	-	-	(72,242)	(72,242)
BALANCE AT 31 DECEMBER 2004	6,729	674,468	(472,336)	208,861

SUPPLEMENTARY INFORMATION:-	REVIEWED YEAR ENDED 31 DEC 2004 R'000	AUDITED YEAR ENDED 31 DEC 2003 R'000	UNAUDITED 6 MONTHS ENDED 31 DEC 2004 R'000	UNAUDITED 6 MONTHS ENDED 30 JUN 2004 R'000	UNAUDITED 6 MONTHS ENDED 31 DEC 2003 R'000
CAPITAL COMMITMENTS	19,657	2,000	19,657	1,100	2,000
CAPITAL EXPENDITURE	39,614	115,166	19,436	20,178	45,032
ASSET FINANCE LEASES:-	19,583	26,810	19,583	24,489	26,810
LESS:- SHORT-TERM PORTION	(7,941)	(9,452)	(7,941)	(9,217)	(9,452)
	11,642	17,358	11,642	15,272	17,358

THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS AND BEAR INTEREST AT AN AVERAGE RATE OF 10.00%

LOAN-HEAP LEACH PLANT:-	7,833	8,924	7,833	8,515	8,924

THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25%.

LOAN-NEDBANK:-	-	54,799	-	44,226	54,799
LESS:- SHORT-TERM PORTION	-	(20,000)	-	(44,226)	(20,000)
	-	34,799	-	-	34,799

THE LOAN BEARS INTEREST AT A RATE OF JIBAR PLUS A MARGIN OF 4% DECREASING TO 3% AND WAS REPAID DURING 2004.

LOAN-EASTBOURNE:-

CONVERTIBLE LOAN	41,608	-	41,608	35,985	-
DERIVATIVE FINANCIAL INSTRUMENT	16,537	-	16,537	-	-

INTEREST IS AT 1.5% ABOVE PRIME INTEREST RATE, AND WILL BE REPAID BY AFLEASE ON THE LAST DAY OF THE TWELVE MONTH PERIOD FOLLOWING THE CLOSURE OF THE RANDGOLD SHARE SWAP TRANSACTION (AS ANNOUNCED ON 2 AUGUST 2004) BY ONE OF THE FOLLOWING METHODS AT THE ELECTION OF EASTBOURNE:

1. CONVERSION OF THE LOAN AT A SHARE PRICE OF R2.75 PER AFLEASE

R3.50 PER AFLEASE ORDINARY SHARE.
2. CONVERSION OF THE LOAN AT AN AFLEASE ORDINARY SHARE PRICE EQUAL TO 90% OF THE 30-DAY TRADE WEIGHTED AVERAGE SHARE PRICE. EASTBOURNE HAS COMMITTED NOT TO TRADE IN AFLEASE SHARES FOR A PERIOD OF 60 DAYS LEADING UP TO CONVERSION DATE.
INCLUDED IN THE LOAN STRUCTURE IS A DERIVATIVE FINANCIAL INSTRUMENT WHICH IS CARRIED AT ITS FAIR VALUE AT 31 DECEMBER 2004.
SECURITY:-
1. THE LOAN FOR THE HEAP-LEACH PLANT IS SECURED BY MOVABLE EQUIPMENT LIMITED TO R8M, BOND OVER MINERAL RIGHTS FOR AN AMOUNT OF R11M AND BY A PLEDGE AND CESSION OF ALL SHORT-TERM INSURANCE POLICIES COVERING THE HEAP LEACH PLANT.
2. THE NEDBANK LOAN FACILITY WAS SECURED BY A BOND OVER MINERAL RIGHTS AND THE CIL PLANT AS WELL AS SECURITY OVER CERTAIN MOVEABLE ASSETS.

Notes to the Results

1. Accounting Policies

The accounting policies applied are consistent with those applied in the audited financial statements for the year ended 31 December 2003. The provisional results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, including accounting standard AC127, "Interim Financial Reporting".

2. Impairment of Long Life Assets and Write Down of Inventory

At the end of the 2003 financial year, certain identified moveable assets were written down to the net selling price. The net selling price was determined by identifying certain assets for sale, and commencing with a tender process. An auctioneer was also approached to evaluate the assets identified. These assets were then impaired to the extent that their carrying amount exceeded their tender or auctioneer value. During the current financial year, an auction was held whereby some of these assets were sold. However, moveable assets to the carrying amount of R21.8 million were not sold at this auction, and at this stage, it is not anticipated that these assets will be sold in the near future. As a result of these assets being directly related to the suspended open-pit operations, a decision was made to impair these assets to the recoverable amount of R5 million.
Certain inventory items were identified for sale and were placed on auction as described above. As part of the auction process, it was determined that the inventory items were over valued, and as such the inventory was written down by R7.4 million to their net realisable value.

3. Rehabilitation Provision

During the current financial year, an extensive independent and internal review was performed of the rehabilitation obligations at the operations. As stated in the Competent Person's Report signed in March 2004, the preliminary closure cost estimate for the existing infrastructure at the Klerksdorp Operations amounts to R22.6 million. The provision was increased by R3 million from R19.6 million to R22.6 million as at the end of December 2004.

4. Headline loss

The calculation of headline loss per share is derived from the consolidated net loss after taxation of R87 million (2003: R410 million) adjusted for any non-trading items divided by the average number of shares in issue. Headline losses for the year ended 31 December 2004 are R80.5 million (2003: R179.3 million).

5. Share swap transaction with Randgold and Exploration Company Limited ("Randgold")

During the current financial year, the company acquired 9.4 million ordinary shares of R0.01 each, fully paid up, in the issued share capital of Randgold against the allotment and issue to Randgold of 94 million ordinary shares of R0.02 each, fully paid up, in the issued share capital of Aflease.
The terms of the transaction included the intention of the company to dispose of the Randgold swap shares in a commercially prudent manner, in consultation with Randgold. Arrangements were put in place to facilitate the efficient placement of the shares without unnecessary short term disruption of the Randgold share price.
As at 31 December 2004, 6 million Randgold shares were not yet disposed of in accordance with the above transaction. 3.4m shares in Randgold and Exploration were sold during the 2004 year. These sales realised a profit of R5.3m. An unrealised loss on the remaining 6m shares was recorded on 31 December 2004 to the value R15m.

6. Loan facility with Randgold and Exploration Company Limited ("Randgold") and the purchase thereof by Eastbourne Capital Management L.L.C.

During the course of the financial year, Randgold made available R45 million of the agreed R50 million loan facility, as announced on 30 July 2004.

The above loan facility attracts interest at 1.5% margin above the prime interest rate and is to be repaid by the Company on the last day of the 12 month period following the closure of the Share swap transaction, as set out above, by one of the following methods at the election of the Holder of the facility:
a) Conversion of the loan at a share price of R2.75 per Aflease share plus a 3 year option with an exercise price of R3.50 per Aflease share, OR
b) Conversion of the loan at a share price equal to 90% of the 30 day trade weighted average share price of Aflease.
On 13 December 2004, Eastbourne Capital Management, L.L.C. purchased 100% of the loan facility above from Randgold. The terms of the loan are the same as set out above.
Included in the finance structure is a derivative financial instrument, which is accounted for at its fair value in the accounting records of the company. The instrument was marked-to-market at 31 December 2004 to its fair value of R16.7 million and a profit of R1.6 million was recognised during the current financial year. The fair value of this derivative financial instrument is linked to the volatility of the company's share price and may result in significant fair value adjustments.
7.Going Concern
The provisional financial results for the year ended 31 December 2004 have been prepared on the going concern basis.
Aflease is certain that it has sufficient funding to continue with its current capital programs which will bring its future cash generating projects into production as a result of the following:
a) As at 31 December 2004, Aflease held 6 million Randgold shares (in terms of the share swap agreement) with a value of R66 million, AND
b) In accordance with ordinary resolution 2, as passed at the annual general meeting held on 28 June 2004, Aflease has the option to sell shares for cash, the number of which will not exceed 15% of the company's issued ordinary shares held at the beginning of the financial year.
8. Subsequent events
a)As of close of business on 28 January 2005, the company changed its name from THE AFRIKANDER LEASE LIMITED to AFLEASE GOLD AND URANIUM RESOURCES LIMITED. This change took place in keeping with the company's strategy to realise value for stakeholders by developing, mining and producing both its gold and uranium assets.
b)On 3 February 2005, the company entered into an agreement with Harmony Gold Mining Company Limited ("Harmony"), whereby the company will acquire the right to mine, process and market all of Harmony's uranium resources. It is anticipated that these rights will be acquired for R200 million and payment to Harmony would be by way of Aflease scrip. Harmony will also receive a royalty as and when these resources are brought into account. This transaction is however, subject to the drawing up of a detailed agreement, normal regulatory approvals, various levels of due diligence, and the approval of the boards of both companies.
c)On 22 February 2005, the company announced that it has entered into a Memorandum of Understanding with Micawber 397 (Proprietary) Limited ("Micawber") in terms of which the company will sell an undivided 26% share of its mineral and mining assets to Micawber, a company 100% owned by historically disadvantaged South Africans.
9. Dividends
No dividend has been proposed or declared for the period under review.
10. Segmental Reporting
The Group operates in two geographical areas, the East Rand, Gauteng, and Klerksdorp, North West Province in South Africa, and as at year end, is involved in two business segments: gold mining and uranium mining (where pre-feasibility studies have commenced). Due to the capital development at the East Rand operations, revenue as reported in the income statement only includes that revenue generated from the Klerksdorp operations.
11. Contingencies and Capital Commitments
The capital commitments relates to capital expenditure on the Bonanza Underground development project.
12. Changes to the Board of Directors of Aflease
With effect from 1 October 2004, three new non-executive directors were appointed to the Board - Mrs. Thuthukile Skweyiya, Mr. Lunga Ncwana and Mr. Kazunori Yoshimura.
In addition, Mrs. Skweyiya assumed the position of Chairperson, replacing Mr. Jean Nortier, who remained on the Board and assumed the executive position of Chief Financial Officer, replacing Mr. Marais Steyn.
13. Audit Review
PricewaterhouseCoopers Inc. unmodified review report on the condensed financial

statements contained in this provisional report is available for inspection at the company's registered office.

Conclusion

Strategic update

The company is expected to produce a strategic update during April 2005. This announcement reflects on the 2004 year and its achievements.

On behalf of the Board

NJ Froneman DJ Nortier
Chief Executive Officer Chief Financial Officer

31 March 2005
Johannesburg

Sponsor
NEDBANK CAPITAL

Disclaimer

Statements made in this document with respect to Aflease's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performances of Aflease. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Aflease cautions you that a number of risk and assumptions could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risk and assumptions include, amongst others, risks associated with fluctuations in the Rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease assumes no obligation to update information of this release.

Date: 31/03/2005 05:39:10 PM Produced by the JSE SENS Department

82-34632

PRINT this article >

Release Date: 28/04/2005 10:53:07

Aflease Gold and Uranium Resources Limited - Aflease closer to uranium

production as DME grants prospecting rights
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the company")
MEDIA RELEASE
Aflease closer to uranium production as DME grants prospecting rights
Johannesburg. 28 April, 2005 - Aflease Gold and Uranium Resources Limited (Aflease) is pleased to announce that its application for prospecting rights in respect of its Dominion and Rietkuil uranium resources and additional gold and uranium deposits in the Bonanza basin, near Klerksdorp, North West Province have been granted by the Department of Minerals and Energy (DME).
Aflease will commence immediately with an exploration programme to firm up and enhance its existing extensive knowledge of these deposits in line with its stated objective of compiling a mine plan. This will be carried out in preparation for the delivery of uranium to the market during the first quarter of 2007.
The authorisation by the DME will also allow Aflease to expand its investigation into the Bonanza basin where it is currently developing its Bonanza South gold mining operation. Gold production from Bonanza South is on schedule and will commence in the second quarter of this year and is expected to have a life of mine well in excess of six years.
Bruce Jones, technical director of Aflease, said: "The approval by the DME gives impetus to our plans to mine this uranium deposit which is among the biggest in the world." The total area covered by these prospecting rights is approximately 16 200 hectares.
Dominion Uranium, the centerpiece of the Aflease operations, is a brownfields project with its first 10 years of mining being within 500 metres from surface.
Neal Froneman, chief executive officer of Aflease, said: "We remain well on track to meet the global demand for uranium which has seen the price continue to escalate. We have a large uranium resource and I believe the confidence shown in Aflease to deliver is reflected in the issue of these prospecting rights. Investor interest in Aflease, especially in North America, remains very strong."
For more information contact:
Neal Froneman Tel. +27 11 482 3605/ Mobile +27 83 628 0226
or
Carol Smith (Investor Relations)
Tel: +27 11 482 3605 / Mobile +27 82 338 2228
Date: 28/04/2005 10:53:03 AM Produced by the JSE SENS Department

Back to top Back to SENS PRINT this article >

Release Date: 04/05/2005 10:20:19

Aflease Gold and Uranium Resources Limited - Shareholder Update

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE000061461
("Aflease")
Shareholder Update - May 2005
Introduction
Shareholders are advised that the Company will present a full strategic update to coincide with the completion of its reserve and resource declaration. This release serves as an interim update on the Company's progress over the last several months.
Annual financial statements and annual general meeting
The Company's detailed financial statements for the year ended 31 December 2004 will be posted to shareholders by the end of May and the Company's annual general meeting will be held during the month of June.
The financial statements will contain the company's updated and audited reserve and resource statement. This will include information pertaining to both the uranium and gold assets.
The exploration expenditure referred to in the abbreviated financial statements released on March 31, 2005 is expected to result in a material increase in the company's gold reserves and resources.
North American capital markets
The Company's shareholder profile continues to undergo significant change. Shareholders outside of South Africa now hold more than 75% of the Company's ordinary shares. As a result, it has become increasingly clear that it is necessary to improve the Company's international profile.
To that end, shareholders are advised that the Company has appointed BMO Nesbitt Burns, a major Canadian-based investment dealer, as its global financial adviser. BMO Nesbitt Burns is a leading Canadian investment bank, with global reach and capability in the energy and natural resources sectors, among others. BMO Nesbitt Burns will advise and assist the Company in expanding its international profile and shareholder base and in increasing its access to international capital markets, particularly in North America. The Company looks forward to working with BMO Nesbitt Burns and will keep shareholders informed of developments in this regard as BMO Nesbitt Burns' mandate proceeds.
The Macro-economic environment
(i) Uranium
The fundamentals of the global uranium market continue to be strong, with the uranium long term contract price having recently risen to $28/lb and the spot price having moved to $26.25/lb. Demand is strongly underpinned by continued international environmental pressure to produce clean energy and continued strong Asian economic growth. As a result, an additional 127 new nuclear reactors are now being constructed, planned or considered, representing an increase of nearly 30% of current installed global capacity. Supply remains constrained with secondary supply and inventories having peaked. Only a few new uranium producers, Aflease among them, are expected to be in a position to deliver product to the market within the next few years.
(ii) Currency
In 2003 the Company took a number of actions to cope with the effects of the strong rand. The early implementation of our strong rand strategy has served us well, giving us the strength to prosper in an environment which has proven difficult for the South African mining industry. Our relative share price performance against our South African gold peers clearly demonstrates this. Expert opinion suggests that the strong rand environment which has prevailed over the last several years may be about to change. For example, the Royal Bank

of Canada and the Bureau for Economic Research at Stellenbosch University have both recently released research which forecasts that the rand will weaken in the next few years. The Bureau is bullish on the rand price of gold in step with its currency forecast.

These forecasts bode well for the Company's business over medium to longer term. The Company remains confident, however, that its business will continue prosper even in the event that the recent period of rand strength persists.

Aflease Uranium.One

(i) Dominion mine planning

Our mine plan for the Dominion uranium mine is on track for completion later in June 2005. Management remains confident of delivering uranium to the market early 2007.

Our ongoing planning work confirms the following:

Cash costs of uranium production are anticipated to be between $15 and $18 per pound (after gold by-product credits)

Capital costs are expected to be in the order of $100 million

Production is still expected to grow to 4 million lbs of U3O8 within 5 years

Gold by-products should amount to approximately 90,000 oz's per year

Rapid production build-up will be facilitated by the use of declines with mechanized development and multiple ore body access points

The mining design incorporates conventional narrow reef stoping resulting in low dilution and mining costs.

Uranium processing technology will consist of a pressure leach circuit, resulting in higher recoveries than atmospheric leaching.

The use of existing infrastructure will be maximized; the Klerksdorp CIL gold plant will form the basis of the metallurgical complex; crushing, milling, tailings disposal and utilities will be shared

.

While we are still in the early stages of assessing the economic potential of the rare earth elements in the Dominion ore body, initial indications are that the Company can produce a rare earth chloride, which could potentially be credited to costs. None of the rare earth potential has been included in any of the financial numbers or modeling yet.

The access methods and mining methods of the Dominion uranium project will be the same as those being implemented at the Bonanza South gold project immediately adjacent to the Dominion ore body. Our experience at Bonanza will accordingly be a valuable proxy or test case for Dominion, helping us to confirm both the cost structure and project scheduling.

(ii) The Harmony uranium transaction

The Company is in the process of completing its initial due diligence work on the Harmony dumps. If we are satisfied with the initial due diligence, we will enter into the second phase of the transaction. Phase 2 will require a upfront payment of R50m in Aflease scrip to Harmony, which will entitle us to conduct a more detailed six month due diligence. This would consist of further geological, metallurgical and process design work. Should the results from that phase be acceptable, the Company would enter into Phase 3 by paying a further R150 million in Aflease scrip. During that phase we would have the right to commence mining of certain dumps.

The Company will provide a further update on the progress of this transaction after the completion of Phase 1 due diligence, which is expected shortly.

Aflease Gold

(i) Gold strategy

In line with our stated strategy of creating a focused uranium company, we have taken the decision to separate, at the appropriate time, our pure gold asset, Modder East, from the uranium-bearing assets in the Klerksdorp area. Obviously the Dominion gold by-products remain with the Dominion assets. Bonanza with its related uranium by products will also remain with Dominion uranium assets.

Modder East is a high quality, shallow, low risk gold asset with a reserve in excess of 700,000 ounces and cash cost structure of $200/oz. We see this asset as the cornerstone of a new gold entity in which we would have at least a controlling interest. This strategy has been identified as the most value-accretive for Aflease shareholders. In the longer term, the newly formed entity may also pursue a listing on a North American and/or European exchange.

The new gold entity will be grown through the acquisition of assets of similar profile. In this regard we have conducted and are conducting a number of investigations into similar assets. Shareholders will be kept abreast of developments in this regard

(ii) Bonanza development

Development of the Bonanza South mine is still on schedule and under budget, with the first gold production scheduled for June 2005. Underground stoping has commenced and the metallurgical plant is in the process of being re-

82-34632

commissioned.
Black Economic Empowerment
Black economic empowerment is a necessary requirement under the Minerals and Petroleum Resources Development Act and is a pre-requisite to the obtaining of the prospecting permits and mining licenses which Aflease received on the 26th of April of this year. As per the announcement of the 28th of April, we were awarded prospecting permits over 16,200 hectares, which covers both the Dominion and Bonanza ore-bodies. Aflease is one of the first South African mining companies to be awarded such permits. This approval validates our approach to empowerment and signifies the confidence that the government has in Aflease to bring these assets to account
The company has made significant process with regards to the implementation of its empowerment transaction. The transaction is subject to shareholders' approval and a detailed announcement and a circular to shareholders will be distributed in due course.
Conclusion
We are excited by our present and future business and business prospects. The Company is strategically well positioned to take advantage of the current strong uranium and gold market fundamentals and we look forward to continue to build shareholder value across the spectrum of all of our assets.
4 May 2005
Sponsor
Nedbank Capital
Date: 04/05/2005 10:20:17 AM Produced by the JSE SENS Department

82-34632

PRINT this article >

Release Date: 12/05/2005 08:46:58

Aflease - Renewal of cautionary announcements relating to the acquisition of

rights to Harmony Gold Mining Company Limited's uranium resources and to the BEE transaction by Aflease

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL ISIN Code: ZAE000061461
("Aflease")

RENEWAL OF CAUTIONARY ANNOUNCEMENTS RELATING TO THE ACQUISITION OF RIGHTS TO HARMONY GOLD MINING COMPANY LIMITED'S URANIUM RESOURCES AND TO THE BEE TRANSACTION BY AFLEASE

Further to the cautionary announcements dated 3 February 2005 and 17 March 2005 shareholders are advised that discussions are still in progress, which, if successfully concluded, may have a material effect on the price of Aflease shares.

Shareholders are also referred to the cautionary announcements dated 22 February 2005 and 17 March 2005 regarding Afleases BEE Transaction, and are advised that the legal agreements to formalise the BEE transaction are being finalised.

Accordingly, shareholders should continue exercising caution when dealing in Aflease shares until further announcements are made in respect of the above.

Johannesburg
12 May 2005
Investment bank and sponsor
Nedbank Capital
Attorneys
Deneys Reitz

Date: 12/05/2005 08:47:02 AM Produced by the JSE SENS Department

Back to top
Back to SENS
PRINT this article >

82-34632

PRINT this article >

Release Date: 16/05/2005 13:38:21

Aflease - Cautionary announcement

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the Company")

CAUTIONARY ANNOUNCEMENT WITH RESPECT TO AFLEASE'S ACCESS TO INTERNATIONAL CAPITAL MARKETS AND THE DEVELOPMENT OF ITS URANIUM RESOURCES

1. Introduction

This cautionary announcement does not relate to the previous cautionary announcement released on SENS on 12 May 2005.

Aflease shareholders are referred to the shareholder update that was released by the Company on 4 May 2005 in which Aflease informed its shareholders that:

- the Company's shareholder profile continues to undergo significant change, with shareholders outside of South Africa holding more than 75% of the Company's ordinary shares;
- the Company has appointed BMO Nesbitt Burns, a major Canadian-based investment dealer, as its global financial adviser, to advise and assist the Company in expanding its international profile and shareholder base.

2. Access to international capital markets and uranium development

Aflease continues to advance initiatives, both internally and through negotiations with third parties, directed at providing the Company in due course with access to capital from international markets in order to meet its stated goal of bringing its Dominion uranium resources into production in 2007. These initiatives may have a material effect on the share price at which Aflease's shares trade on the JSE Securities Exchange South Africa. Accordingly, shareholders are advised to exercise caution when dealing in their Aflease shares, until further announcements have been made in respect of the foregoing initiatives.

3. South African regulatory approvals

Various South African regulatory approvals are required to be obtained in respect of the Company's international capital raising initiatives and significant progress has been made in terms of receiving these approvals. The Company will provide further information on these matters in due course.

Johannesburg
16 May 2005
Investment Bank and Sponsor
Nedbank Capital
Attorneys
Deneys Reitz
Date: 16/05/2005 01:38:28 PM Produced by the JSE SENS Department

Back to top Back to SENS PRINT this article >

82-34632

PRINT this article >

Release Date: 20/05/2005 08:30:14

Aflease Gold And Uranium Resources Limited - Media Release

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the Company
MEDIA RELEASE
AFLEASE GOLD AND URANIUM RESOURCES DECLARES FIRST INDEPENDENTLY AUDITED URANIUM RESOURCE AND A LARGE INCREASE IN GOLD RESERVES
Johannesburg, May 19, 2005: Aflease Gold and Uranium Resources Limited ("Aflease") is pleased to announce the receipt of its independently audited mineral resource and ore reserve statement for the 2004 year, compiled by the Company's independent engineering consultants, Steffen Robertson and Kirsten (South Africa) (Pty) Ltd (SRK) in accordance with the SAMREC code. (An extract of the statement is attached to this release as Schedule A)
Based on this statement, the Company announces that it is declaring today, for the first time, a SAMREC-compliant uranium resource at its Dominion, Rietkuil and Bonanza South properties, comprising total inferred resources of 113,370,000 pounds of contained U3O8, at an average grade of 0.64 kg/t, and total measured and indicated resources of 10,484,000 pounds of contained U3O8, at an average grade of 0.45 kg/t. Independent auditors SRK have deducted, in addition to the previous identified geological features, an additional 10% and 5% for undefined internal geological losses in the Rietkuil and Dominion blocks respectively.
The resource does not at this stage include an estimated additional 200 million pounds of uranium resource estimates prepared by AngloGold Ashanti, the previous owner of the Dominion and Rietkuil properties, which have not been confirmed to be compliant with SAMREC. Over the next five years, a planned program of additional in-fill drilling, sampling, analysis and geological modeling is expected to permit the classification of substantially all of these resources in accordance with SAMREC.
The Company is also pleased to announce today a total gold reserve of 1,433,000 oz., at an average grade of 5.3 g/t, total measured and indicated gold resources of 3,131,000 oz, at an average grade of 3.0 g/t, and total inferred gold resources of 4,017,000 oz., at an average grade of 1.3 g/t. This represents increases since 2003 of 53% in the Company's total reserves with an increase of 16 % in average reserve grades. Measured and indicated gold resources have increased by 89 % and total inferred resources have increased by 251%.
These estimates include 413,000 oz of reserves at Bonanza South, a 155% increase over 2003, at an average grade of 5.5 g/t, and 1,019,000 oz. of reserves at Modder East, a 32 % increase over 2003. Also included in these estimates are low grade gold by-product resources from the Company's Dominion and Rietkuil primary uranium properties of 309,000 oz. in the measured and indicated categories and 2,093,000 oz. in the inferred category.
In commenting on today's announcement, Neal Froneman, chief executive officer of Aflease, said: "We are very pleased with this set of results. In terms of uranium, we are now one of a handful of companies worldwide, with code-compliant uranium resources. Our code-compliant uranium resource base is already large and we are confident it will expand significantly over the next five years."
Froneman went on to state: "We are not, however, among those looking merely to only own `pounds in the ground' - we intend to mine the uranium resources we delineate; our focus is on production - that is how we will build long-term value for our shareholders."
On the increase in gold reserves, Froneman said: "The growth in our gold reserves at Bonanza South is particularly gratifying, coming as it does as this project is about to enter production next month. In addition, the increase in

the quality and size of our gold reserves and resources generally constitutes a resounding vindication of our `strong rand' strategy, with its focus on high margin assets. This has positioned us to create employment and opportunity in both the gold and uranium sectors and we look forward to continue doing so."

Uranium and gold mineralization, and occurrences reported on are contained in the conglomeratic horizons within the Dominion Group and West Rand and Central Rand Group of the greater Witwatersrand Basin. The mineral resource estimate for uranium is based on the detailed reinterpretation of the AngloGold Ashanti boreholes drilled for Rietkuil and Dominion and the 3D modeling of the geological information from the 2D seismic survey in DataMine. The increase in the gold resources and reserves, especially for Modder East, is the result of additional infill drilling and an improved understanding of the geological setting and gold distribution along the "shoreline". Mineralised portions in the drill core are sampled at predefined intervals and the assay analysis control and assurance done by submitting blanks and standards for analysis. The mineral resource, based on the 3D geological modeling, is that portion of the mineralization that has the potential to be extracted economically and is classified according to a decrease in geological confidence (continuity and grade) in measured, indicated and inferred.

The competent person with overall responsibility for the compilation of the mineral resource and ore reserve statement is Mr. H.G. Waldeck, Pr.Eng (ECSA), who is an employee of SRK.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties relating to exploration, development and mining activities, estimates of reserves, mineral deposits and production costs, commodity price and foreign currency exchange rate fluctuations, political, regulatory and environmental risks, the continued availability of capital and financing and general economic, market and business conditions. Aflease disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary note concerning estimates of indicated and inferred resources: This release uses the terms "indicated resources" and "inferred resources". U.S. investors are advised that, although these terms are recognized under the SAMREC code, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.

AFLEASE GOLD AND URANIUM RESOURCES LIMITED: COMBINED OPERATIONS
ATTRIBUTABLE ORE RESERVE AND IDENTIFIED MINERAL RESOURCE STATEMENT
AS AT 31 DECEMBER 2004

ORE RESERVES (delivered to the Plant)

PROVED

	(Mt)	Gold(g/t)	Gold (tonnes)	Gold (Moz)	U3O8 (kg/t)	U3O8 (tonnes)	U3O8 (Mlbs)
Combined Operations							
Bonanza							
Modder East							
Turnbridge and Kleinfontein							
Inner Basin							
Outer Basin							
Rietkuil Project							
Dominion Project							

PROBABLE

	(Mt)	Gold(g/t)	Gold (tonnes)	Gold (Moz)	U3O8 (kg/t)	U3O8 (tonnes)	U3O8 (Mlbs)
Combined Operations							
TOTAL	8.440	5.28	44.540	1.432			
Bonanza	2.353	5.46	12.846	0.413			
Modder East	6.087	5.21	31.694	1.019			
Turnbridge							

and
Kleinfontein
Inner Basin
Outer Basin
Rietkuil Project
Dominion Project
TOTAL

	(Mt)	Gold(g/t)	Gold (tonnes)	Gold (Moz)	U3O8 (kg/t)	U3O8 (tonnes)	U3O8 (Mlbs)
Combined Operations							
TOTAL	8.440	5.28	44.540	1.432			
Bonanza	2.353	5.46	12.846	0.413			
Modder East	6.087	5.21	31.694	1.019			
Turnbridge and Kleinfontein							
Inner Basin							
Outer Basin							
Rietkuil Project							
Dominion Project							

MINERAL RESOURCES (inclusive of Ore Reserves and In-Situ)

MEASURED

	(Mt)	Gold(g/t)	Gold (tonnes)	Gold (Moz)	U3O8 (kg/t)	U3O8 (tonnes)	U3O8 (Mlbs)
Combined Operations							
TOTAL	0.239	0.91	0.218	0.007	0.76	182,798	0.403
Bonanza							
Modder East							
Turnbridge and Kleinfontein							
Inner Basin							
Outer Basin							
Rietkuil Project	0.239	0.91	0.218	0.007	0.76	182,798	0.4
Dominion Project							

INDICATED

MEASURED

	(Mt)	Gold(g/t)	Gold (tonnes)	Gold (Moz)	U3O8 (kg/t)	U3O8 (tonnes)	U3O8 (Mlbs)
Combined Operations							
TOTAL	31.977	3.04	97.199	3.125	0.43	4,572,211	10.080
Bonanza	3.827	5.49	21.026	0.676	0.09	327,947	0.723
Modder East	17.014	3.04	51.787	1.665			
Turnbridge and Kleinfontein	1.143	4.79	5.474	0.176			
Inner Basin							
Outer Basin	3.482	2.72	9.487	0.305			
Rietkuil Project	0.178	0.70	0.124	0.004	0.70	124,284	0.274
Dominion Project	6.333	1.47	9.300	0.299	0.65	4,119,980	9.083

INFERRED

	(Mt)	Gold(g/t)	Gold (tonnes)	Gold (Moz)	U3O8 (kg/t)	U3O8 (tonnes)	U3O8 (Mlbs)
Combined Operations							
TOTAL	93.03	1.34	124.974	4.018	0.64	51,423,770	113.370
Bonanza							
Modder East	4.922	5.24	25.785	0.829			
Turnbridge and Kleinfontein	3.123	6.50	20.311	0.653			
Inner Basin							
Outer Basin	5.137	2.68	13.779	0.443			
Rietkuil Project	43.919	0.99	43.265	1.391	0.80	34,953,377	77.059
Dominion Project	35.935	0.61	21.835	0.702	0.46	16,470,394	36.311

TOTAL

	(Mt)	Gold(g/t)	Gold (tonnes)	Gold (Moz)	U3O8 (kg/t)	U3O8 (tonnes)	U3O8 (Mlbs)
Combined Operations							
TOTAL	125.252	1.78	222.390	7.150	0.62	56,178,780	123.853
Bonanza	3.827	5.49	21.026	0.676	0.09	327,947	0.723
Modder East	21.936	3.54	77.572	2.494			

82-34632

Turnbridge and Kleinfontein	4.266	6.04	25.785	0.829			
Inner Basin Outer Basin	8.619	2.70	23.265	0.748			
Rietkuil Project	44.336	0.98	43.607	1.402	0.79	35,260,459	77.736
Dominion Project	42.268	0.74	31.135	1.001	0.49	20,590,373	45.394

Date: 20/05/2005 08:30:21 AM Produced by the JSE SENS Department

82-34632

PRINT this article >

Release Date: 26/05/2005 08:29:39

Aflease - Withdrawal of cautionary announcement

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL ISIN: ZAE000061461
("Aflease")
WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the cautionary announcements dated 3 February 2005, 17 March 2005 and 12 May 2005, and are advised that Aflease today announced that it had decided to terminate its agreement with Harmony Gold Mining Company Limited ("Harmony") relating to the potential acquisition of Harmony's uranium assets.

The decision follows the due diligence conducted by Aflease pursuant to that agreement, consisting of a detailed drilling analysis of several of the tailings dams on Harmony's properties. The due diligence established that the uranium resource fell short of expectations. The agreement has accordingly been terminated, with the result that no further monies are due and payable by Aflease thereunder.

Neal Froneman, chief executive officer of Aflease, said: "We were disappointed to have to terminate our agreement with Harmony; in view of the results of our due diligence, however, we had no alternative. We continue," he said," to actively look for other virgin sources of uranium and uranium exploration properties in South Africa." Froneman noted that Aflease remained firmly on track to deliver the first consignment of uranium to market from its Klerksdorp operations early 2007.

Accordingly, caution is no longer required to be exercised by shareholders when dealing in their Aflease shares.

Johannesburg
26 May 2005
Investment bank and sponsor
Nedbank Capital
Date: 26/05/2005 08:30:03 AM Produced by the JSE SENS Department

Back to top Back to SENS PRINT this article >

Release Date: 08/06/2005 13:09:31

Aflease - BEE transaction by Aflease

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease" or "the Company")

BEE TRANSACTION BY AFLEASE

1. Introduction

Further to the announcement dated 22 February 2005 and the cautionary announcement dated 11 May 2005, Aflease shareholders are advised that the Company has entered into an agreement with Micawber 397 (Proprietary) Limited ("Micawber"), dated 7 June 2005 ("the Agreement"), a company 100% owned by historically disadvantaged South Africans ("HDSA").

Aflease has in terms of the Agreement sold with effect from 30 September 2005 ("the Effective Date") to Micawber an undivided 26% share of the Company's right, title and interest in and to the business ("the Business ") consisting of the following assets and liabilities -

- the exploration and mining activities in respect of Aflease's Rietkuil mining area, Bonanza gold mine and Dominiun reef uranium project in the Klerksdorp area, including Aflease's entire uranium prospecting and planned mining activities in that area;
- the associated prospecting areas in respect of which Aflease has applied for prospecting rights under section 16 of the Mineral and Petroleum Resources Development Act 28 of 2002 ("MPRD Act"); and
- rehabilitation obligations relating to the above mentioned mining and prospecting activities;

  collectively the "Sale Assets".
- the aggregate of the liabilities ("the Sale Liabilities") at the Effective Date in respect of the abovementioned Sale Assets.

The undivided 26% share of the Sale Assets and the Sale Liabilities at the Effective Date are collectively referred to as the "Micawber Share".

In addition to the Agreement, Aflease has also entered into other contracts referred to in paragraph 3 below ("the Other Contracts") with Micawber.

The Agreement and the Other Contracts are collectively referred to as the "Transaction".

2. Rationale for the Transaction

The purpose of the Transaction is to provide Aflease with a Black Economic Empowerment ("BEE") partner in compliance with the requirements of the Broad-Based BEE Act, 2003, the Codes of Good Practice published in terms thereof and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, developed in terms of Section 100 of the MPRD Act.

The shareholder profile of Micawber will enable Aflease to achieve its required BEE status as set out above, which shareholder profile will be as follows:

- a HDSA Aflease Workers Trust	30%;
- an HDSA Community Trust	30%;
- Africa Vanguard Resources Limited, a wholly HDSA owned entity and	20%;
- four other BEE compliant entities, being:	
- Indalo Resources Limited	5%;
- Emseni Investments (Proprietary) Limited	5%;
- Umlilo Mining & Finance (Proprietary) Limited and	5%;
- Magumo Investments (Proprietary) Limited	5%.

82-34632

3. Details and terms of the Transaction

3.1 The Other Contracts

3.1.1 Aflease and Micawber have entered into an unincorporated joint venture ("JV") agreement ("JV Agreement") in terms of which the following will be contributed to the JV, created by the JV Agreement:

- by Micawber: the Micawber Share; and
- by Aflease: an undivided 74% share of the Business.

In consideration of the contributions of Aflease and Micawber to the JV, their participation in the JV will be 74% and 26%, respectively ("Participation Interests").

3.1.2 The JV will enter into a Management and Skills Transfer Agreement with Aflease in terms of which Aflease will undertake the management of the business of the JV, market and distribute the product produced by the JV as well as assist in the transfer of skills to HDSA's. The management committee of the JV, which will comprise members from Micawber and Aflease, will oversee the management of the affairs and operations of the JV.

3.2 Funding

The parties to the JV will contribute to the funding of the JV in proportion to their Participation Interests. Until Micawber has paid Aflease for the Micawber Share, Aflease shall lend to Micawber its proportionate share of the funding of the JV ("Micawber Loan"). Aflease will be entitled to the payment of interest by Micawber on the Micawber Loan at the same rate and payment terms obtainable by Aflease in the international lending market. The Micawber Loan plus accrued interest will be repayable by Micawber from the profits to which Micawber is entitled out of the JV.

Aflease will make available to the JV whatever equipment and other resources which the JV may require for the purpose of the proper management and conduct of its business and operations and which do not form part of the Sale Assets.

3.3 Purchase Price

3.3.1 The purchase price for the Micawber Share is equal to the lower of:

- 26% of the Net Present Value ("NPV") of the Business consisting of the Sale Assets and the Sale Liabilities at the time of Micawber giving notice in writing to Aflease ("the Election") described in paragraph 3.4.2 below; or
- the 30 day weighted average traded price of the shares in Aflease, calculated for the 30 business days prior to the date of the election, amended for the Aflease assets which do no form part of the Business;

collectively the "Purchase Price"

3.4 Payment of the Purchase Price

3.4.1 The Purchase Price for the Micawber Share will be debited as a loan account in the records of Aflease and will be paid as set out in 3.4.2 and 3.4.3 below.

3.4.2 Micawber shall be obliged to give notice in writing to Aflease within 3 years of receipt the first dividend distribution by the JV that it wishes to pay for at least a 20% tranche of the Purchase Price.

3.4.3 After payment of the first 20% tranche referred to in paragraph 3.4.2 above, Micawber will be obliged to pay for at least 20% of the purchase price of the Micawber Share during each subsequent 3 year period until the Purchase Price has been paid in full.

3.4.4 Payments made by Micawber for the Purchase Price will be credited to the loan account in the records of Aflease, referred to in 3.4.1 above.

3.5 Conditions precedent

The Transaction is subject to, inter alia, the fulfilment of the following conditions precedent:

3.5.1 The grant by the Minister of Minerals and Energy ("Minister"), of New Order Rights under the MPRD Act.

3.5.2 The grant by the Minister of consent in terms of Section 11 of the MPRD Act in respect of:

3.5.2.1 the transfer of an undivided 26% share of the New Order Rights to Micawber in terms of the Agreement;

3.5.2.2 Micawber shareholders and Aflease entering into a shareholders agreement; and

3.5.2.3 the contribution by Aflease and Micawber of their respective undivided shares of the New Order Rights to the JV.

3.5.3 The obtaining of all regulatory approvals required to conclude and implement the agreement, including but not limited to, approvals in terms of the Competition Act 1998 and the JSE Securities Exchange South Africa.

Should all of the conditions precedent not have been fulfilled or waived by the Effective Date or such date as Aflease and Micawber may agree to in writing, the Agreement shall lapse and be of no further force or effect and neither Aflease nor Micawber shall have any rights or obligations hereunder.

4. Financial effects

The financial effects of the Transaction will be announced in due course.

5. Circular to Aflease shareholders

A circular containing full details of the Transaction will be posted to Aflease shareholders in due course.

6. Withdrawal of cautionary announcement

Since the terms of the Transaction has been announced, Aflease shareholders are no longer required to exercise caution when dealing in the Company's shares.

Johannesburg
8 June 2005
Investment bank and sponsor
Nedbank Capital
Reporting accountants
PWC
Attorneys
Deneys Reitz
Date: 08/06/2005 01:09:29 PM Produced by the JSE SENS Department

Back to top ▲ Back to SENS ◀ PRINT this article >

PRINT this article >

Release Date: 08/06/2005 13:10:08

Aflease signs milestone BEE deal

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
Aflease Gold and Uranium Resources is pleased to announce the signing of a milestone black economic empowerment (BEE) deal with a broad based consortium, with major benefits going to both workers and communities
Under the accord, which will be effective from 30th September this year, the empowerment partners will acquire 26% of Aflease's current exploration and mining activities and prospecting areas in the Klerksdorp region, while also taking responsibility for 26% of the company's commitments in respect thereof.
The deal is being financed by Aflease, and the purchase will take place in stages, with the empowerment consortium paying market-related prices.
"I am delighted that we have come so far so fast," says Aflease CE Neal Froneman.
"Once this deal comes into effect, we will be compliant on our largest assets with the equity provisions of the Mining Charter, and we have done this in just over a year from the Charter's implementation.
"However, this is not the end of our commitment to making Aflease an empowerment player in the full sense.
"We are the only listed South African mining company to have a black chairwoman, in Thuthukile Skweyiya, and we are well ahead of target in recruiting able and talented black South Africans to our board and our management team."
The company housing the BEE consortium has been provisionally named Micawber 397, but is due to change its name once it is up and running.
It will be 30% owned by black Aflease workers, and 30% by a community trust.
Sandile Zungu's Africa Vanguard Resources will hold 20%, with five percent stakes each going to Indalo Investment Holdings, Emseni Investments, Umlilo Mining and Finance and Magumo Investments.
"The exact proportions have changed slightly since we first announced our BEE deal in February, but all of us are still committed to this deal, and I am delighted with the structure of the empowerment grouping," says Froneman.
Froneman continued: "It meets our requirements for genuine empowerment, and not mere enrichment, and has also won government approval.
With this powerful and proud partnership in place, I am confident that we will be well placed to secure not only the conversion of our existing mineral rights, but also to secure compliance for any new assets which we may acquire in the future, as we continue to grow our company and return to do what we do best - mining!
Aflease is about to resume active mining at our Bonanza gold mine near Klerksdorp, and is also fast-tracking plans to start a uranium mine right next door, early in 2007.
We will be ensuring that our new empowerment partners are with us as we selectively grow Micawber 397, and we and they start to reap the rewards from the turnaround strategy which we have in place for Aflease."
Aflease finance director Jean Nortier says that a "very imaginative financing structure" was needed to underpin the BEE deal, with Aflease itself funding the empowerment holding.
This loan is to be repaid from the future profits which accrue to the empowerment partners.
"We are still returning to active mining, so don't have revenue streams to fund the transaction at this stage," explains Nortier.
"Our BEE partners will pay for their stake in the company in stages, with the first payment of at least 20% of the total being due within three years of

receipt of the first dividend distribution, and subsequent payments of at least 20% in each following three-year period.
"The empowerment partners are excited to be involved in this transaction, which is good for empowerment in general and definitely good for Aflease and for South Africa," said Zungu.
"It shows that this company is ahead of the pack in embracing the need to uplift ordinary South Africans.
Aflease is going to go places.
Aflease has both gold and uranium resources in SA, and is planning an international capital raising later this year.
The company is then expected to be divided into a focused gold vehicle and a separately-listed uranium-driven resources entity.
We intend to grow Aflease both organically and by acquisition, and will be now able to do so as a mining company which is meeting the requirements of the Mining Charter, for the benefit of both our existing shareholders and our new empowerment partners," says Froneman.
"Aflease is actively working to ensure it meets every aspect of the Charter, and not just the 26% equity requirement.
From procurement to skills development, we are working hard to ensure that Aflease plays its part in the economic success and the transformation of South Africa. We have already very successfully employed one of the members of Magumo as part of our empowerment drive."
Some more details on the empowerment partners are as follows:
Africa Vanguard Resources (`AVR') will have 20% and will assume the leadership role of the group. AVR is a respected and well known BEE group. AVR is headed up by Mr Sandile Zungu.
Indalo Investment Holdings is a women's grouping which will have 5%. Indalo is represented by Ms Thandi Marah and Ms Thembi Tulwana.
Umlilo Mining and Finance is another women's grouping that has joined the Aflease initiative and is headed up by Ms Bonnie Swana. Bonnie's company is also one of the controlling shareholders of Kabusha Mining and Finance, a company that currently holds 3% of Aflease's shares on the JSE. Umlilo also has 5%.
Emseni Investments is a company headed up by Dr Keith Shongwe. Dr Shongwe, his medical colleagues and their company are intimately involved in the communities and the health industry. Emseni Investments has 5%.
Magumo Investments is a company that is controlled and majority owned by PDSA individuals. These individuals are very strongly skilled in the corporate finance world and will greatly assist the BEE company to achieve its financing needs. Magumo also has 5%.

Contact: Neal Froneman 083 628 0226
Carol Smith 082 338 2228
Sandile Zungu 083 269 0657

Date: 08/06/2005 01:10:07 PM Produced by the JSE SENS Department

Release Date: 24/06/2005 09:13:37

Aflease And Altius Sign Strategic Alliance Agreement

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL

AFLEASE AND ALTIUS SIGN STRATEGIC ALLIANCE AGREEMENT

Gold and uranium mining junior Aflease of South Africa and Altius Minerals Corporation of Canada today announced that they have signed a strategic alliance agreement, which could see the companies embark on joint venture projects in Canada.

Under the new agreement, the two parties have agreed to work together, to provide advisory and consulting services to one another, and to collaborate in the acquisition and development of properties and projects.

"The relationship is to be non-binding and non-exclusive," said Aflease CE Neal Froneman.

"However, it does represent the start of an important new era for Aflease, as we spread our wings outside SA, and start to look at the possibility of developing new uranium projects offshore."

The new alliance provides for the confidential sharing and exchange of information and has a 1-year initial term that may be extended.

"Aflease has undertaken to provide advice and assistance on technical, operational and financial issues relating to the development of Altius' properties and Altius will contribute its expertise in uranium exploration and uranium exploration environments," said Froneman.

"In particular we will be focusing on Altius` uranium properties in Canada and new opportunities that are identified through its reconnaissance investigations."

Altius has been actively exploring for uranium in eastern Canada since 2001 and its uranium portfolio includes an equity interest and a royalty in the district-scale Central Mineral Belt of Labrador, which will be the subject of a comprehensive $5 million exploration program this summer together with Fronteer development Group. Please refer to Altius Release 05-06 for details.

The company also has an active joint venture with JNR Resources in the Deer Lake Basin of western Newfoundland that covers three areas of unsourced, altered and mineralized sandstone boulders grading up to 11.5% U308. A diamond-drilling program is planned to commence on the property in early August of this year.

In addition to its uranium holdings, Altius has a royalty interest in Inco's Voiseys' Bay nickel property in Labrador, Canada, as well as a diverse portfolio of exploration projects, many of which are being advanced through agreements with select industry partners.

Under the agreement, both companies have agreed to provide one another with an opportunity to participate, through option and joint venture agreements or other agreed arrangements, in the acquisition and development of projects.

"We are very pleased to be working with the Altius team", said Froneman. "We believe our alliance will give us opportunities to acquire and develop attractive offshore exploration properties. In this way, the alliance can both increase our uranium asset base and reinforce the Company's strategic objective of expanding its international reach and profile, particularly in North America."

After 18 months of development, Aflease is resuming mining this month at its Bonanza gold mine near Klerksdorp.

For further information, please contact

Neal Froneman	+27 11 482 3605 (office)	
	+27 83 628 0226 (mobile)	
Carol Smith	+27 11 482 3605 (office)	

82-34632

+27 82 338 2228 (mobile)
Date: 24/06/2005 09:14:04 AM Produced by the JSE SENS Department

PRINT this article >

Release Date: 29/06/2005 15:06:33

Aflease - Gold and uranium mining junior Aflease is back in business as an

active miner.
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
Gold Pour - Bonanza
Gold and uranium mining junior Aflease is back in business as an active miner.
Today the first gold was poured at the Aflease's newly developed Bonanza South mine near Klerksdorp, signalling a new era for the Company, which ceased gold production at Bonanza at the end of 2003 due to the strengthening rand.
Aflease subsequently implemented its strong rand strategy of focussing on the development of its high margin gold and uranium assets.
"We have undergone 18 months of transformation and reconstruction, a necessary but tough process," said Aflease CE Neal Froneman.
"From today, we can say goodbye to our status as a development company, and can move forward once again as a mining company."
"It would have been madness to lose money through uneconomic mining when we were clobbered by the strong rand," said Froneman. "Because we did not hesitate to take the actions necessary to reposition the Company, we are now in sound shape and can go forward as a productive miner."
"We seem to have called the rand very well, as the timing of our 2003 closure was in the early phases of rand strength and our commencement of production comes in what appears to be the early phase of rand weakness."
"Going forward, we will have a strategy of acquiring quality, shallow-level deposits to add to our portfolio. We will be acquisitive, but we will not overpay to acquire new resources," he said.
Froneman recalled that Aflease had promised to bring Bonanza on line in the second quarter of 2005 "and we have met our target."
Aflease also has its Dominion uranium project adjacent to Bonanza, which will benefit from the experience of successfully bringing the gold mine back into production. The first uranium is due to be mined early in 2007.
Aflease recently announced an updated audited reserves and resources exercise, which resulted in the reserves and resources of Bonanza being substantially increased to 413,000 oz of reserves at Bonanza South, a 155% increase over 2003, at an average grade of 5.5 g/t. As well as gold, Bonanza has uranium resources.
As a result of the updated data, a new mine plan is being compiled, and this will be announced once it has been completed.
"In the past month or so, we have seen an encouraging boost in the rand gold price, and while one can never be 100% certain of future trends, we are confident that this is now a much more optimal environment for Bonanza to be brought back on line," said Froneman.
"This is the first of three high margin assets to be brought into production - with the Dominion mine and our Modder East property being the others in our current project pipeline. "
"While Bonanza is important, its success will not make or break Aflease. We have a strategy of developing a focussed uranium vehicle and a portfolio of gold assets which can be spun into a separate vehicle once it can stand on its own."
Contact:
Neal Froneman +27 (83) 628 0226
Carol Smith +27 (11) 482 3605
28 June 2005
Date: 29/06/2005 03:07:14 PM Produced by the JSE SENS Department

Back to top Back to SENS PRINT this article >

PRINT this article >

Release Date: 30/06/2005 16:51:13

Aflease - Posting of annual report and information regarding the annual general

meeting
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
Posting of annual report and information regarding the annual general meeting
Posting of annual report
Further to the Aflease reviewed consolidated financial results for the year ended 31 December 2004 ("consolidated results") published on the Securities Exchange News Service on 31 March 2005, shareholders are advised that the Aflease annual report for the year ended 31 December 2004 was posted on Thursday, 30 June 2005 and contains no material differences to the information presented in the consolidated results.
Information regarding the annual general meeting
Shareholders are advised that the annual general meeting of Aflease will be held at 10h00 on Thursday, 28 July 2005 at the registered office of Aflease, Block A, Empire Park, 55 Empire Road, Parktown to transact the business as stated in the notice of the annual general meeting forming part of the annual report.
Johannesburg
30 June 2005
Sponsor
Nedbank Capital
Date: 30/06/2005 04:52:02 PM Produced by the JSE SENS Department

Back to top

Back to SENS

PRINT this article >

LONGEST RUNNING ONLINE-TRADING BROKERAGE IN SA BoE PRIVATE CLIENTS

PRINT this article >

Release Date: 05/07/2005 08:49:09

Aflease - Aflease and Southern Cross enter into a pre-merger arrangement

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")

Aflease and Southern Cross Resources Inc. ("SXR") enter into a pre-merger arrangement with a view to conclude a business combination transaction, which will have the effect of:

- Aflease ordinary shareholders exchanging 100% of their Aflease ordinary shares for shares in SXR, which is listed on the Toronto Stock Exchange ("TSX");
- Aflease terminating its listing on the JSE;
- SXR changing its name to SXR Uranium One Inc. ("SXR Uranium One"); and
- SXR Uranium One obtaining a secondary listing on the JSE.

Further cautionary announcement

Introduction

Further to the cautionary announcement released on SENS on 16 May 2005, Aflease ordinary shareholders are advised that the Aflease and SXR boards have approved and signed a definitive Pre-Merger Agreement, which agreement will be available under the filings of SXR on www.sedar.com, providing for the merger of the two companies to be implemented in South Africa through a scheme of arrangement in terms of section 311 of the Companies Act 1973 (Act 61 of 1973), as amended ("Companies Act") (the "merger"). The holders of Aflease ordinary shares will receive on the completion of the merger, SXR common shares in the ratio of 0.90 of one common share of SXR for each one ordinary share of Aflease ("merger ratio"). The merger is being done "at market" based on the recent trading of both companies.

The merged company will be renamed SXR Uranium One and will unite Aflease's South African uranium and gold assets with the Australian and Canadian uranium properties of SXR. On completion of the merger on both a basic and fully diluted basis, the Aflease ordinary shareholders and SXR shareholders will, based on the merger ratio, own approximately 83% and 17% of SXR Uranium One, respectively, which company will have a primary listing on the TSX and a secondary listing on the JSE. At closing, SXR Uranium One will have 374 million issued shares, based on the number of Aflease and SXR shares in issue on 30 June 2005.

Resource Capital Fund L.P. and Resource Capital Fund II L.P., which hold an aggregate 6,815,476 SXR common shares and warrants to acquire an additional 5,452,381 SXR common shares, have agreed, subject to fiduciary obligations, to vote their SXR common shares in favour of the merger. The common shares and warrants held by these funds represent approximately 16.0% of the fully diluted SXR common shares in issue.

Background to SXR

SXR owns the fully permitted, in-situ leach, Honeymoon Project and the Goulds Dam and Karkaroo exploration projects in South Australia. Honeymoon, including the contiguous East Kalkaroo, hosts combined indicated resources of 9.3 million pounds of uranium and the project is expected to be developed as uranium prices improve. The Goulds Dam project includes an indicated resource of 4.4 million pounds and an inferred resource of 7.9 million pounds. Drilling is underway at Goulds Dam to test a number of new targets.

In 2004, SXR entered into an option agreement with Pitchstone Exploration Ltd. to earn a 50% joint venture interest in uranium exploration properties located in the prolific Athabasca Basin of Saskatchewan. This region hosts some of the largest and highest-grade uranium deposits in the world, including Cigar Lake

and McArthur River. Geophysical test work has been completed and drilling is scheduled to commence later this year.

Project generation efforts have also recently yielded a number of new projects in South Australia, where the targets are geologically similar to those found in the Athabasca Basin.

Rationale for the merger

Aflease has two gold mining projects currently under various stages of development, being its Bonanza South and Modder East projects. In addition to these gold mining projects Aflease has a vast uranium resource, which Aflease intends to develop. The development of this uranium resource will require additional capital. It is anticipated that the merger will enhance SXR Uranium One's access to the international capital markets.

As at 16 May 2005, approximately 75% of the Aflease ordinary shares were held by shareholders who are not resident in the Republic of South Africa. The merger will allow Aflease ordinary shareholders to retain their interest in Aflease through their SXR Uranium One common shares.

Nature and business of SXR Uranium One and its directorate

The combined entity, to be named SXR Uranium One Inc. ("SXR Uranium One"), will unite Aflease's South African uranium and gold assets with the Australian and Canadian uranium properties of SXR. The new company will be focused on the growth and development of its uranium business, as well as on realizing value from its existing gold assets. SXR Uranium One expects to commence uranium production in the first quarter of 2007, and expects to produce at least 4 million pounds per year of uranium and at least 90,000 ounces of gold as by-product, from current projects by 2011.

It is a condition of the merger that SXR Uranium One be primarily listed on TSX and has a secondary listing on the JSE. Neal Froneman and Jean Nortier, current Aflease Chief Executive Officer and Chief Financial Officer, respectively, will hold the same positions at SXR Uranium One. SXR Uranium One will have a seven member Board of Directors, comprised initially of Neal Froneman, Mark Wheatley, the current Chief Executive Officer of SXR, as non-executive director, and three independent non-executive directors to be mutually agreed upon, one of whom will serve as Chairman of the Board. Aflease will have the right to nominate two additional Directors in due course.

Opinions and recommendations

The board of directors of Aflease ("Aflease board") has to, in terms of the Securities Regulation Code on Take-overs and Mergers, appoint an independent committee. The independent committee has to appoint an independent advisor, to advise the independent committee on the terms and conditions of the merger and whether or not the merger is fair and reasonable to Aflease ordinary shareholders, pursuant to which the Aflease board will advise Aflease ordinary shareholders accordingly.

Due diligence investigations

SXR has substantially completed its technical due diligence on Aflease, utilising both its own technical staff and independent consultants and Aflease is in the process of completing its confirmatory technical due diligence on SXR. Both Aflease and SXR are completing their confirmatory financial and legal due diligence investigations on each other, which will be completed prior to executing definitive merger agreements.

Either Aflease or SXR may terminate the pre-merger agreement on or before 25 July 2005, if either company is not satisfied with the results of its due diligence investigation.

Break fee

Pursuant to Aflease and SXR entering into the pre-merger agreement, each company has agreed not to solicit third party interest regarding any alternative transaction as defined in the pre-merger agreement. Each of Aflease and SXR has agreed to pay a termination fee of Cdn$1.0 million to the other party in the event that the pre-merger agreement is terminated as a result of either Aflease or SXR accepting a superior proposal or if shareholders of either Aflease or SXR fail to approve the merger.

Interim capital raising

Each of Aflease and SXR in the interim, and SXR Uranium One on closing, will continue with their respective businesses and project generation activities. In this regard, Aflease and SXR will undertake interim private placements of up to US$20 million and Cnd$6 million, respectively.

BMO Nesbit Burns is acting as exclusive financial advisor and agent to Aflease in connection with the merger and private placement and Nedbank Capital is acting as Aflease's South African investment bank and sponsor. SXR is being advised by RBC Capital Markets.

Conditions precedent to the merger

The merger is subject to conditions precedent including the following:

- satisfactory completion of confirmatory due diligence investigations by each company on one another;
- the negotiation of a definitive merger agreement;
- the approval of the merger by a majority of Aflease ordinary shareholders representing not less than three-fourths of the votes exercisable by Aflease shareholders present and voting either in person or by proxy, at the Aflease scheme meeting;
- the approval of the merger by the JSE, the Securities Regulation Panel and the South African Reserve Bank ("SARB");
- the SARB and the JSE granting approval for the secondary listing of SXR Uranium One on the JSE and in the latter instance specifically for the listing of the requisite number of SXR Uranium One shares on the JSE;
- the approval by the Competition Authorities of South Africa, if required, of the merger;
- the High Court of South Africa ("Court") sanctioning the merger in terms of the Companies Act;
- the Registrar of South African Companies registering the Order of Court in South Africa;
- the approval of the merger by a majority of votes cast at a special SXR common shareholder meeting; and
- SXR obtaining the requisite Canadian regulatory approvals.

Timing of detailed announcement, documentation to Aflease ordinary shareholders and completion of the merger and further cautionary announcement.

A further announcement setting out the detailed terms, financial effects, salient dates and times of the merger will timeously be made available to Aflease ordinary shareholders pursuant to the conclusion of a definitive merger agreement following which a circular containing the final terms of the merger will be posted to Aflease ordinary shareholders. Aflease and SXR anticipate that, the merger will be completed in October 2005, subject to the receipt of all required regulatory and shareholder approvals.

Aflease ordinary shareholders are advised to continue to exercise caution when trading in their Aflease ordinary shares until a further announcement is made as set out above.

Forward-looking Statement

This announcement contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond Aflease's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this announcement, predictions about the merger being approved and finalised are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Johannesburg
5 July 2005

South African Investment Bank, Corporate Advisor and Sponsor
Nedbank Capital
Independent Reporting Accountants
PWC Inc.
South African Legal Counsel
Deneys Reitz
Financial Advisor
BMO Nesbitt Burns
International Legal Counsel
Davis & Company
Legal Counsel to the Financial Advisor
Fasken Martineau DuMoulin
Specialised United States Legal Counsel
Latham and Watkins

Date: 05/07/2005 08:50:06 AM Produced by the JSE SENS Department

Release Date: 05/07/2005 08:50:17

Aflease - Aflease to merge with Southern Cross Resources

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")
AFLEASE GOLD AND URANIUM RESOURCES TO MERGE WITH SOUTHERN CROSS RESOURCES
July 5, 2005, JOHANNESBURG, SOUTH AFRICA and TORONTO, CANADA -- Aflease Gold and Uranium Resources Limited ("AFL") and Southern Cross Resources Inc. ("SXR") are pleased to announce that they have signed a definitive Pre-Merger Agreement providing for the merger of the two companies. The combination is being done "at-market" based on the recent trading of both companies.
The combined entity, to be named SXR Uranium One Inc. ("SXR Uranium One"), will unite AFL's South African uranium and gold assets with the Australian and Canadian uranium properties of SXR (as set out in Appendix A). The new company will be focused on the growth and development of its uranium business, as well as on realizing value from its existing gold assets. SXR Uranium One expects to commence uranium production in the first quarter of 2007, and expects to produce at least 4 million pounds per year of uranium and at least 90,000 ounces of gold as by-product, from current projects by 2011.
Commenting on the planned merger, AFL's Chief Executive Officer, Neal Froneman, said, "The combination of these two companies creates a focused uranium company with an international portfolio of attractive uranium assets, from exploration stage through to the advanced developmental stage." Said Froneman, "In addition to merging our assets, SXR Uranium One brings together the mining expertise of AFL and the exploration strength of SXR in a combination which will benefit the shareholders of both companies. This transaction also provides definition to our ongoing strategy to become a focused uranium company that's North American domiciled and listed."
Mark Wheatley, Chief Executive Officer of SXR said "This is an exciting development for the shareholders of SXR as the merged company will provide exposure to the very large Dominion and Rietkuil uranium projects which have the potential to be in operation for more than 20 years beginning in 2007, to the fully permitted Honeymoon in-situ leach ("ISL") project in South Australia, and to a premier exploration portfolio. This portfolio includes a joint venture with properties in the Athabasca Basin, the world's most prolific uranium region, where a minimum 8,600 metres of core drilling is scheduled to commence in the last quarter of 2005. SXR Uranium One will have a combined portfolio of near term production assets and quality exploration projects with the critical mass to develop them. Neal Froneman is a committed, experienced operator and the combination of personnel from both companies will make for a first class management and operational team."
SXR Uranium One will have a substantial resource base as estimated in accordance with the South African Code for Reporting of Mineral Resources ("SAMREC") for AFL and National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") for SXR and set out in the table below.

Project	Code	Resource Category	In-Situ Uranium (mm lbs)	Grade (%) U3O8	In-Situ Gold (mm oz)	Grade (g/t)
Rietkuil (AFL)	SAMREC	Measured & Indicated	0.7	0.074	0.01	0.8
	SAMREC	Inferred	77.1	0.080	1.39	1.0
Dominion	SAMREC	Measured	9.1	0.065	0.30	1.5

(AFL)		& Indicated				
	SAMREC	Inferred	36.3	0.046	0.70	0.6
Bonanza Reefs (AFL)	SAMREC	Measured & Indicated	0.7	0.009	0.67 (0.41 P&P Reserve)	5.5
Honeymoon (SXR)	NI 43-101	Indicated	7.3	0.120	--	--
East Kalkaroo (SXR)	NI 43-101	Indicated	2.0	0.074	--	--
Goulds Dam (SXR)	NI 43-101	Indicated	4.4	0.120	--	--
Billeroo (SXR)	NI 43-101	Inferred	7.9	0.030	--	--
Modder East (AFL)	SAMREC	Measured & Indicated	--	--	1.67 (1.02 P&P Reserve)	3.0
	SAMREC	Inferred	--	--	0.83	5.2
Other Gold Properties (AFL)	SAMREC	Measured & Indicated	--	--	0.48	3.2
	SAMREC	Inferred	--	--	1.10	4.1
Total	AFL	SAMREC M&I SAMREC Inferred	10.5 113.4		3.13 4.02	
	SXR	NI 43-101 Indicated NI43-101 Inferred	13.7 7.9		-- --	

AFL and SXR will host a joint conference call at 10:00am Toronto (4:00pm Johannesburg) on Wednesday July 6, 2005 to discuss the transaction. Participants are asked to call one of the three numbers below:
Global calls: country code + 800-8989-6323
North America toll free: 1 (866) 898-9626
Toronto area calls: (416) 340-2216
A presentation will be available for download in advance of the call at www.aflease.com and www.southerncrossres.com

Terms of Transaction

Under the terms of the Pre-Merger Agreement, the holders of AFL ordinary shares will receive 0.90 of a common share of SXR for each AFL ordinary share. On completion of the merger, on both a basic and fully diluted basis, AFL and SXR shareholders will own approximately 83% and 17% of SXR Uranium One, respectively. At closing, SXR Uranium One will have 374 million issued and outstanding shares, based on the number of AFL and SXR shares outstanding on June 30, 2005.

Resource Capital Fund L.P. and Resource Capital Fund II L.P., which hold an aggregate 6,815,476 SXR common shares and warrants to acquire an additional 5,452,381 SXR common shares, have agreed, subject to fiduciary obligations, to vote their shares in favour of the merger. The common shares and warrants held by these funds represent approximately 16% of the outstanding SXR common shares on a fully diluted basis.

It is a condition of the merger that SXR Uranium One be primarily listed on The Toronto Stock Exchange and has a secondary listing on the JSE Securities Exchange (South Africa). Neal Froneman and Jean Nortier, current AFL Chief Executive Officer and Chief Financial Officer, respectively, will hold the same positions at SXR Uranium One. SXR Uranium One will have a seven member Board of Directors, comprised initially of Neal Froneman, Mark Wheatley, the current CEO of SXR, as non-executive director, and three independent non-executive directors to be mutually agreed upon, one of whom will serve as Chairman of the Board. AFL will have the right to nominate two additional Directors in due course.

The Boards of Directors of each of AFL and SXR have approved the merger. The Pre-Merger Agreement will be available under the filings of SXR on www.sedar.com. Pursuant to the Pre-Merger Agreement, each company has agreed not to solicit third party interest in alternative transactions. Each company has also agreed to pay a termination fee to the other of Cdn $1 million if it terminates the Pre-Merger Agreement to accept a superior proposal or if its shareholders fail to approve the merger. The merger is subject to confirmatory

due diligence, the negotiation of a definitive merger agreement and regulatory and shareholder approvals. SXR has substantially completed its technical due diligence investigations, utilizing both its own technical staff and independent consultants. AFL is completing confirmatory technical due diligence. Both companies are completing confirmatory financial and legal due diligence.

The merger will be effected by way of a court-sanctioned scheme of arrangement under the provisions of applicable South African law and in accordance with the provisions of the Pre-Merger Agreement and a merger agreement to be settled by the parties by the end of July. The parties anticipate that, subject to the receipt of all required regulatory and shareholder approvals, the merger will be completed by the end of October.

Each of AFL and SXR in the interim, and SXR Uranium One on closing, will continue with their respective businesses and project generation activities. In this regard, AFL and SXR will undertake interim private placements of up to US$20 million and C$6 million, respectively.

BMO Nesbitt Burns is acting as exclusive financial adviser and agent to AFL in connection with the merger and private placement. Nedbank Capital is AFL's South African investment bank and sponsor. SXR is being advised by RBC Capital Markets on the merger.

About Aflease Gold and Uranium Resources Limited

AFL owns the Dominion and Rietkuil uranium properties, and the Bonanza South gold mine, located near Klerksdorp, South Africa, as well as the Modder East gold project located east of Johannesburg.

AFL's Board of Directors today approved the development and construction of the Dominion Uranium mine. The Dominion Uranium asset was previously owned and operated by Anglo American. This brownfield project has significant infrastructure in place and a substantial information database of both geological and metallurgical information. Core from over 250 boreholes is available and the geological structure is well understood as a result of previous mining and seismic surveys. Current process testwork has confirmed the use of pressure leaching resulting in high recoveries. The Directors of AFL have approved the expenditure of US$2.16 million to complete a bankable feasibility study. Completion of this document is expected by April 2006 and production of uranium is expected to commence in early 2007. From 2011, annual production from the mine is expected to be 4 million pounds per year.

AFL recently announced a uranium resource at its Dominion, Rietkuil and Bonanza South properties, comprising total inferred resources of 113.3 million pounds of contained U3O8, at an average grade of 0.064%, and total measured and indicated resources of 9.8 million pounds of contained U3O8, at an average grade of 0.066%. In addition the Bonanza South property has a measured and indicated resource of 723,000 pounds U3O8, at an average grade of 0.009% as a gold by-product.

AFL's gold assets consist of in excess of 400,000 ounces of proven & probable reserves, at an average grade of 5.5 grams/tonne, at Bonanza, and in excess of 1 million ounces of proven & probable reserves, at an average grade of 5.2 grams/tonne, at Modder East. On June 29, 2005 AFL announced its first gold pour from Bonanza.

The gold and uranium reserve and resource estimates were audited and reviewed by SRK Consulting, an independent firm of consulting engineers and geologists ("SRK"). The focus of SRK's audit and review was on areas where there was sufficient information to comply with SAMREC. AFL is in the process of obtaining an independent technical report complying with NI 43-101 in respect of its Dominion, Rietkuil, Bonanza and Modder East properties. The report is substantially complete and AFL does not expect that the reserves and resources calculated in accordance with NI 43-101 will be materially different from the SAMREC compliant estimates.

The ordinary shares of AFL are traded in South Africa on the JSE Securities Exchange under the symbol "AFL" and over the counter in the U.S. in the form of a Level III American Depositary Receipts under the symbol "AFLUY".

About Southern Cross Resources Inc.

SXR owns the fully permitted, in-situ leach, Honeymoon Project and the Goulds Dam and Kalkaroo exploration projects in South Australia. Honeymoon, including the contiguous East Kalkaroo, hosts combined indicated resources of 9.3 million pounds of uranium and the project is expected to be developed as uranium prices improve. The Goulds Dam project includes an indicated resource of 4.4 million pounds and an inferred resource of 7.9 million pounds. Drilling is underway at Goulds Dam to test a number of new targets.

In 2004, SXR entered into an option agreement with Pitchstone Exploration Ltd. to earn a 50% joint venture interest in uranium exploration properties located in the prolific Athabasca Basin of Saskatchewan. This region hosts some of the largest and highest-grade uranium deposits in the world, including Cigar Lake

and McArthur River. Geophysical test work has been completed and drilling is scheduled to commence later this year.
Project generation efforts have also recently yielded a number of new projects in South Australia, where the targets are geologically similar to those found in the Athabasca Basin.
The common shares of SXR are traded on The Toronto Stock Exchange under the symbol "SXR".
Forward-looking Statement
This press release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, predictions about the transaction being approved and finalized are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
For further information, please contact:
Neal Froneman, Chief Executive Officer
Aflease Gold and Uranium Resources Limited
Mobile: +27 (0) 83 628 0226
Office: +27 (0) 11 482 3605
Mark Wheatley, Chairman & Chief Executive Officer
Southern Cross Resources Inc.
Telephone: +61 417 688539
Don Falconer, VP Corporate Development
Southern Cross Resources Inc.
Telephone: (416) 350-3657
Date: 05/07/2005 08:51:14 AM Produced by the JSE SENS Department

Release Date: 05/07/2005 08:51:08

Aflease Board approves development of the Dominion uranium project

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code: AFL
("Aflease")

Aflease Board approves development of the Dominion uranium project

The Board of Aflease Gold and Uranium Resources approved the development and construction of the Dominion uranium mine near Klerksdorp. The first uranium is expected to be produced in the first quarter of 2007. The metallurgical facilities will encompass a uranium plant that is to be integrated into the company's existing CIL gold plant at Bonanza.

The Dominion Uranium asset was previously owned and operated by Anglo American. This brownfield project therefore has infrastructure in place and a substantial information database of both geological and metallurgical information. Core from over 250 boreholes is available and the geological structure is well understood as a result of previous mining and seismic surveys. Current process test work has confirmed the use of pressure leaching resulting in high recoveries.

Aflease intends to commence production of uranium in the first quarter of 2007. From 2011, annual uranium production from the mine is expected to be at least 4 million pounds per year with at least 90,000 ounces of gold as by-product.

Said Aflease CEO Neal Froneman:

"With spot uranium at $29/lb, and projected to increase further, Aflease plans to fast-track the work to resume mining, and our Board has now given its full vote of confidence in this flagship project. The Dominion Project will be central to Aflease's growth strategy, as it contains a significant uranium resource - at a time when concerns about future energy supplies are making uranium a much sought after commodity. This is a high margin project not dependent on weak Rand US Dollar exchange rates. We are also confident that there will be a strong market for uranium, and have already signed a marketing and distribution agreement with Nufcor International Limited (NIL) for our uranium production."

Two phases in the development of the larger uranium ore body

The company's current planning involves the development of the larger ore body in two phases. Phase 1 will predominantly focus on that portion of the ore body that is less than 500m deep. This first phase is expected to have a life of mine of ten years. Aflease will be drawing on mining experience from its neighbouring and recently commissioned Bonanza South mine. Ore body access will be based on declines resulting in rapid access as also used at the adjacent Bonanza South mine.

During the second half of the first phase, the company will, subject to further planning and feasibility work, aim to sink shafts to access the deeper portion of the ore body. The deeper ore body will represent phase 2 of the project and is expected to add a further 20 - 25 years of life to the uranium project.

The uranium plant will incorporate pressure leaching and solvent extraction techniques. Although there is a capital cost premium for the pressure leach technology, test work suggests that recoveries will be in excess of 90% and fully justify the additional capital cost.

Froneman said that the initial capital is "low for a project of this nature due to the fact that significant infrastructure remains from previous mining operations".

Exploration program

The board has also approved a five year exploration programme. The exploration programme will focus on converting current indicated and inferred resources into

higher category resources and to further increase the quantum of the existing resource. Aflease's initial focus is on delineating ore reserves for the first 3 years of mining at the Dominion Mine as the company prepares for production from early 2007.

Aflease recently announced a uranium resource at its Dominion, Rietkuil and Bonanza South properties, comprising total inferred resources of 113.3 million pounds of contained U3O8, at an average grade of 0.064%, and total measured and indicated resources of 9.8 million pounds of contained U3O8, at an average grade of 0.066%. In addition the Bonanza South property has a measured and indicated resource of 723,000 pounds U3O8, at an average grade of 0.009% as a by product from gold production.

The focus of this first declaration was on areas where there was sufficient information to comply with the South African Code for Reporting of Mineral Resources ("SAMREC"). The estimates were audited and reviewed by SRK Consulting, an independent firm of consulting engineers and geologists ("SRK").

Aflease is in the process of obtaining an independent technical report that will comply with National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"). The report is substantially complete, and it is not expected that there will be material differences between the resource estimate calculated in accordance with SAMREC and the resource estimate calculated in accordance with NI 43-101.

Bankable feasibility

The board has approved the expenditure of US$2.16 million to complete a bankable feasibility study. The bankable study will be used by the company to progress the mine design and to facilitate the raising of debt finance. Completion of this document is expected by April 2006.

Rare earths

The Board of the company has also approved US$512,000 to complete a pre-feasibility study on the extraction of rare-earth elements contained in the Dominion uranium resource.

The ordinary shares of Aflease are traded in South Africa on the JSE Securities Exchange under the symbol "AFL" and over the counter in the form of a Level III American Depositary Receipts (symbol AFLUY)

Contact:
Neal Froneman: +27 (0) 83 628 0226
Carol Smith: +27 (0) 11 482 3605
John Fraser 27 (0) 82 331 7330
Date: 05/07/2005 08:52:06 AM Produced by the JSE SENS Department

PRINT this article >

Release Date: 15/07/2005 17:04:18

Aflease - Legal proceedings initiated

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & Share Code : AFL
("Aflease" or "the company")

Legal proceedings initiated against the Securities Regulation Panel ("SRP"), certain members of the Neal Froneman Consortium ("NFC"), New Kleinfontein Mining Company Limited ("NKMC"), a wholly owned subsidiary of Aflease Gold and Uranium Resources Limited ("Aflease") and others.

A summons from 9 NKMC minority shareholders (who at the time jointly held approximately 1,5% of the issued capital of NKMC) has been received by the SRP, certain members of the NFC, NKMC and others in which an amount of between approximately R2,1 million and R2,8 million is claimed. Legal advice previously obtained by Aflease and the NFC, which advice has, with reference to the allegations now advanced, confirmed that these claims are without any merit.

The NFC sold its interest in NKMC to Aflease in late 2002. Aflease shareholders approved the sale on 20 February 2003. A circular to Aflease shareholders containing all the details of the transaction can be found on the Aflease website at www.aflease.com.

Aflease has been advised that the NFC will vigorously resist the claims and have instructed their attorneys accordingly.

For further information please contact:
Neal Froneman: +27 (83) 628 0226
Carol Smith: +27 (11) 482 3605
John Fraser: +27 (82) 331 7330

15 July 2005

Sponsor
Nedbank Capital

Date: 15/07/2005 05:05:02 PM Produced by the JSE SENS Department

---

Back to top Back to SENS PRINT this article >

PRINT this article >

Release Date: 19/07/2005 15:56:30

Aflease Gold and Uranium Resources Limited - Acquisition by Aflease of the

Weltevreden deposit from AngloGold Ashanti Limited
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the Company")
Acquisition by Aflease of the Weltevreden deposit from AngloGold Ashanti Limited
1. Introduction
Aflease ordinary shareholders are advised that Aflease has concluded an agreement with AngloGold Ashanti Limited ("AngloGold Ashanti") in terms of which Aflease will purchase the Weltevreden gold mine ("the Asset") near Klerksdorp from AngloGold Ashanti ("the Transaction. The Asset has an indicated gold resource of 3 194 463 ounces grading at 4.75g/t. The purchase consideration for the Asset is R75 000 000, which amount excludes VAT, and will be paid through the issue of 23 618 785 Aflease ordinary shares to AngloGold Ashanti at a price of R3.62 per Aflease ordinary share, which was the 30-day volume-weighted moving average at the time Aflease submitted its offer. The Transaction will result in AngloGold Ashanti becoming a shareholder in Aflease, with a shareholding just in excess of 5%. The purchase consideration results in a cost per indicated resource ounce of US$3.44.
2. The Asset
The Asset to be acquired by Aflease will comprise:
* the servitude rights to an area of one hectare for a ventilation shaft, an area for a road and an area for mining purposes on the farm Bellevue No. 365;
* immovable property being the farm Weltevreden number 130 in the district of Viljoenskroon ("the Property");
* the mining right to be granted to the holder of the portion of mining licence ML 19/2000 ("Old Order Mining Right") on the conversion of the Old Order Mining Right into the New Order Mining Right in terms of Section 7 of schedule II to the Mineral and Petroleum Resources Development Act No. 28 of 2002 (as amended from time) ("MPRD"), collectively "the Conversion";
* the decline shaft which is situated approximately five kilometres west of Orkney and which is currently flooded, and
* the rock dump, the partially built metallurgical plant and redundant office block and building.
AngloGold Ashanti has applied for the Conversion and intends, on the granting of the Conversion, to apply for the consent of the Minister of Minerals and Energy ("the Minister") in terms of Section 11 of the MPRDA in respect of the cession and transfer of the New Order Mining Right by AngloGold Ashanti to Aflease ("the Consent").
3. The Transaction
Aflease is purchasing those sections of the Weltevreden gold asset which lie near the surface, while AngloGold Ashanti will continue to access deeper levels from its neighbouring operation. Existing exploration data related to the Property is to be shared with Aflease, to assist in developing a mine plan, which will be based on mining the Ventersburg Contact Reef (VCR) to a depth of approximately 500m below the surface.
4. Rationale for the Transaction
The Transaction compliments the existing high margin, shallow-level asset base of Aflease. The Transaction specifically provides further critical mass to Aflease's gold portfolio which is a necessary requirement for the unbundling of the pure gold assets. This unbundling will transform the Company into a focused uranium group.
5. Conditions precedent

The Transaction is subject to, inter alia, the following conditions precedent being fulfilled by no later than 31 December 2005:
* removal of the Asset from AngloGold Ashanti's nuclear authorisation in terms of the National Nuclear Regulatory Act No. 47 of 1999 ("NNR Act");
* obtaining by Aflease of the necessary nuclear authorisation in respect of the Asset in terms of the NNR Act;
* obtaining of the Conversion and Consent;
* obtaining of the written approval of the Department of Minerals and Energy in respect of the Environmental Management Plan or Programme in respect of the Asset, or the prospecting or mining operations relating to the Asset, in terms of section 38 of the MPRDA;
* the furnishing by Aflease of the prescribed financial provision in terms of section 41 of the MPRDA to the satisfaction of the Minister; and
* the receipt of the unconditional written approval for the Transaction of the Competition Commission, or the Tribunal, as the case may be.

6. Effective date

The effective date of the Transaction is the day on which the last condition precedent will be fulfilled.

7. Unaudited pro-forma financial effects of the Transaction

The unaudited pro forma financial effects on Aflease's earnings per ordinary share, headline earnings per ordinary share, net asset value per ordinary share ("NAV") and tangible net asset value per ordinary share ("TNAV") which are based on the published audited financial results for the year ended 31 December 2004 are set out below. These pro forma financial effects which are a responsibility of the directors of Aflease, are given for illustrative purposes only and because of their pro forma nature may not give a fair reflection of Aflease's financial results and position after the Transaction.

	Before the Transaction (1)	After the Transaction (2)	Percentage change
Earnings (cents per ordinary share)	(36.08)	(32.87)	8.9%
Headline earnings (cents per ordinary share)	(33.27)	(30,31)	8,9%
NAV (cents per ordinary share)	62.08	85.82	38.2%
TNAV (cents per ordinary share)	62.08	85.82	38.2%
Weighted average shares in issue (`000)	241,903	265,522	9.7%
Number of shares (`000)	336,451	360,070	7.0%

Notes:
1. Based on the published audited results of Aflease for the year ended 31 December 2004.
2. Based on the assumption that the Transaction was effected on 1 January 2004 for income statement purposes and 31 December 2004 for balance sheet purposes.
3. The Asset did not operate during the past financial period, consequently no results have been taken into account in the effects on earnings and headline earnings.
4. The purchase consideration of 23 618 785 ordinary shares is to be fair valued at the effective date of the Transaction for accounting purposes. The 30-day volume weighted moving average traded share price of R4.24 has been assumed to illustrate the effects on NAV and TNAV. The assets will be subjected to an impairment exercise and any impairment determined will be charged to the income statement.
5. It has been assumed that the tax value of the Asset is equal to the purchase consideration.

8. Categorisation of the Transaction
The Transaction is a Category 3 transaction as defined in terms of Section 9.5 (a) of the JSE Listings Requirements.

9. Aflease's proposed merger with SXR
The Transaction will not affect the merger with Southern Cross Resources Inc ("Southern Cross"), that was announced on 5 July 2005. The intention to conclude the Transaction was disclosed to Southern Cross prior to signing the definitive Pre-Merger Agreement, and is supported by Southern Cross.
The merger ratio of 0.9 of one Southern Cross common share for every Aflease ordinary share remains the same.
AngloGold Ashanti has irrevocably agreed to support and vote in favour of the Aflease merger with Southern Cross.

10. Black Economic Empowerment
Aflease will include 26% of the Asset into a BEE transaction, similar to that which was recently announced for its Klerksdorp assets.

Johannesburg
19 July 2005
Investment bank and sponsor
Nedbank capital
Date: 19/07/2005 03:57:25 PM Produced by the JSE SENS Department

PRINT this article >

Release Date: 19/07/2005 16:24:38

Aflease Gold and Uranium Resources limited - Press release

Aflease Gold and Uranium Resources limited
Share code: AFL
Isin: ZAE000061461
Johannesburg
19/07/2005
Press release

Uranium and gold mining junior Aflease Gold and Uranium Resources limited has concluded an agreement to purchase the Weltevreden gold mine near Klerksdorp from AngloGold Ashanti Limited. The Weltevreden mine has a shallow indicated resource of 3.2 million oz's grading at 4.75 g/t.

The purchase price of R75m represents a cost of $3.44 per indicated oz and will be paid in Aflease shares, which will have the effect of making AngloGold Ashanti an Aflease shareholder, with a stake of just over 5%.

The Aflease shares will be issued at R3.62 per ordinary share, which was the 30-day volume-weighted moving average at the time Aflease submitted its offer.

Aflease is pleased that AngloGold Ashanti has irrevocably undertaken to vote its shares in favour of the previously announced reverse takeover (RTO) of Southern Cross Resources Inc. (SCR).

"We are delighted with this acquisition, which will boost Aflease's quality gold portfolio," said Aflease CE Neal Froneman today.

"This acquisition fits well into our strategy of growing our asset base through the purchase of quality, high-margin resources, with an emphasis on shallow rather than deep-level mining, and we are already at work on a production plan for this mine."

Development of the mine began in 1990, but the operation was put on care and maintenance due to a fall in the gold price at the time.

Froneman also warmly welcomed Aflease's new relationship with gold and uranium producer AngloGold Ashanti, as a significant new shareholder in Aflease.

"We are very pleased that we were able to conclude this deal with Aflease shares, and that this was accepted by AngloGold Ashanti," he said.

Anglogold Ashanti had earlier decided that it did not itself intend to develop the Weltevreden site, which is adjacent to its Tau Lekoa mine, and it had therefore decided to make it available to other mining enterprises.

There was a bidding process, in which Aflease was chosen as the preferred bidder, based on its ability to meet AngloGold Ashanti's mine development and Black Economic Empowerment requirements.

AngloGold Ashanti has applied for the conversion of the mining rights under the Mining Charter, and these are to be ceded to Aflease.

Aflease will be purchasing those sections of the Weltevreden asset which lie near the surface, while AngloGold Ashanti will continue to access deeper levels from its adjacent Tau Lekoa mine.

Existing exploration data related to the property is to be shared with Aflease, to assist in developing a mine plan, which will be based on mining the Ventersburg Contact reef (VCR) to a depth of approximately 500m below surface.

Aflease has recently completed a milestone empowerment deal, and has announced the RTO of SXR, which has its primary listing on the Toronto Stock Exchange.

Improved access to North American capital markets, which the SXR RTO will facilitate, is fundamental in ensuring sufficient funding is available for the Dominion uranium project. The new group is to be renamed SXR Uranium One Inc..

The RTO is the next strategic step in the transformation of Aflease into a focused uranium company. Once the gold assets have reached critical mass, Aflease is intending to separate its pure gold assets from its uranium interests, with each having a separate listing.

The majority of Aflease shareholders are offshore. However, the Company remains committed to South Africa. Many of the new shareholders have invested in the Company in the expectation of a bright future for uranium, of which Aflease

holds 5% of global resources. The majority of SXR Uranium One's assets will be in South Africa where there will be a very strong operational base.
Aflease intends structuring 26% of the equity in this asset to BEE partners, in the same fashion as has been applied to its Klerksdorp mine assets.
Last month Aflease returned to active mining, at its Bonanza South gold mine, having had to suspend its operations when the strong Rand made these operations uneconomic.
"We have now transformed our Company, we have solid assets, and we are returning to what we do best - and that's mining," said Froneman.
"This new acquisition is a clear sign that we are a growth company, and we are embarking with confidence on a new, bright era for Aflease."

Contact Neal Froneman 083 628 0226
John Fraser 082 331 7330
Carol Smith 082 338 2228

Date: 19/07/2005 04:25:36 PM Produced by the JSE SENS Department

PRINT this article >

Release Date: 28/07/2005 17:08:27

Aflease Gold and Uranium Resources Limited - Results of Annual General Meeting

and change to the board of directors
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease")
Results of Annual General Meeting and change to the board of directors
Shareholders are advised that, at the Annual General Meeting of Aflease shareholders held today, all the resolutions were passed by the requisite majority of shareholders present and represented by proxy.
The special resolutions will be submitted for registration with the Registrar of Companies in due course.
In accordance with section 3.59 of the Listings Requirements of JSE Limited, shareholders are advised that Mr Lunga Ncwana has resigned as non-executive director of Aflease with effect from 27 July 2005.
Johannesburg
28 July 2005
Sponsor
Nedbank Capital
Date: 28/07/2005 05:09:55 PM Produced by the JSE SENS Department

Back to top Back to SENS

PRINT this article >

PRINT this article >

Release Date: 03/08/2005 10:30:26

Aflease - Issue of Aflease shares for cash to fund the development of the

Company's uranium resource

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the Company")

Issue of Aflease ordinary shares for cash to fund the development of the Company's uranium resource

1. Introduction

Aflease ordinary shareholders are advised that the Company has concluded a R136 000 000 (US$20.5m) private placement of new Aflease ordinary shares with a number of institutional investors, predominantly in Canada, the United States and Europe.

2. The placing

The placing process entailed the issue by Aflease of 32 000 000 new Aflease ordinary shares at an issue price of R4.25 per ordinary share to raise approximately R136 000 000 in new capital representing approximately 9,3% of the total issued share capital of Aflease prior to the issue of the 32 000 000 new ordinary shares (" the private placement"). The new Aflease ordinary shares were issued at a 3.5% discount to the 30 day weighted average price calculated on July 19, 2005, the date on which the private placement was concluded.

On Wednesday 27 July 2005, the JSE Limited ("JSE") listed 32 000 000 Aflease ordinary shares, taking Aflease's total issued shares to 377,429,195.

The private placement was achieved alongside a secondary offer by Jipangu Inc. of 20 500 000 ordinary shares of Aflease at a price of R4.25 per ordinary share, representing approximately 5,9% of the total issued share capital of Aflease prior to the issue of the 32 000 000 new ordinary shares ("secondary offer"). The private placement and the secondary offer were completed through a syndicate of agents, led by BMO Nesbitt Burns Inc. Other members of the syndicate were Sprott Securities Inc., Barnard Jacobs Mellet (US) LLC, Hargreave Hale Limited and Toll Cross Securities Inc.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States ("US") or to US. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy. Nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

3. The projects

The Company plans to use the net proceeds of the private placement for the ongoing development of its Dominion uranium property and for general corporate and development purposes. The private placement was contemplated in the pre-merger agreement, announced on SENS on 5 July 2005, between Aflease and Southern Cross Resources Inc (SXR) of Canada,

4. Financial effects

The unaudited pro forma financial effects on Aflease's earnings per ordinary share, headline earnings per ordinary share, net asset value per ordinary share ("NAV") and tangible net asset value per ordinary share ("TNAV") which are based on the published audited financial results for the year ended 31 December 2004 are set out below. These pro forma financial effects which are the responsibility of the directors of Aflease, are given for illustrative purposes only and because of their pro forma nature may

not give a fair reflection of Aflease's financial results and position after the private placement.

	Before the private placement (1)	After the private placement (2)	Percentage change
Earnings (cents per ordinary share) (3)	(36.08)	(31.86)	11.7%
Headline earnings (cents per ordinary share) (3)	(33.27)	(29.38)	11.7%
NAV (cents per ordinary share) (4)	62.08	91.00	46.6%
TNAV (cents per ordinary share) (4)	62.08	91.00	46.6%
Weighted average shares in issue (`000)	241,903	273,903	
Number of shares (`000)	336,451	368,451	

Notes:

1. Based on the published audited results of Aflease for the year ended 31 December 2004.
2. Based on the assumption that the private placement was effected on 1 January 2004 for income statement purposes and 31 December 2004 for balance sheet purposes.
3. As the capital raised in the private placing will be used in the future development of the Dominium uranium mine, no earnings effect has been taken into account on the cash raised.
4. Costs associated with the private placement of R9,6 m have been taken to equity.

Johannesburg
3 August 2005.

South African Investment Bank, Corporate Advisor and Sponsor	South African Legal Counsel	Financial Advisor and Lead Agent
Nedbank Capital	Deneys Reitz Independent reporting accountants PWC	BMO Nesbitt Burns

Date: 03/08/2005 10:30:06 AM Produced by the JSE SENS Department

Back to top

Back to SENS

PRINT this article >

PRINT this article >

Release Date: 16/08/2005 11:02:51

Aflease Gold and Uranium Resources Limited - Mid-Year Review

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 & JSE Share Code: AFL
Aflease Gold and Uranium Resources Limited
Mid-Year Review

As we enter the second half of 2005, Aflease is pleased to provide its shareholders and stakeholders with an update on current corporate initiatives and developments.

Uranium

Market Conditions

Global uranium market fundamentals remain robust. Electrical utilities around the world are turning increasingly to nuclear power, as fossil fuel costs continue to skyrocket and environmental pressures to reduce greenhouse gas emissions intensify. New sources of uranium supply are constrained, however, given the regulatory and environmental hurdles associated with new mine development, and utilities' stockpiles are rapidly depleting. As a result, uranium prices have tripled since 2003. With 440 nuclear power reactors in operation around the world, and an additional 60 expected to be commissioned over the next 15 years, further uranium price appreciation is widely expected.

Dominion Reefs

Over the last 18 months, Aflease has been positioning itself to take advantage of these favourable market fundamentals. Our primary focus continues to be the development of our Dominion Reefs uranium property. This property hosts one of the world's largest undeveloped uranium deposits - a total inferred resource of over 113 million pounds of contained U_3O_8, at an average grade of 0.64 kg/t, and a total measured and indicated resource of more than 10 million pounds at an average grade of 0.45 kg/t. In June 2005, our board approved the development and construction of the Dominion Reefs uranium mine and plant and we remain committed to delivering uranium to the market in the first quarter of 2007, when we anticipate uranium market conditions to be more favourable than they are currently.

Most of the net proceeds from last month's US $20.5 million private placement will be applied to Dominion Reefs mine design and development, including the funding of our US $2.16 million bankable feasibility study to be completed by April 2006. The balance of the capital required for the Dominion Reefs project will be funded with a combination of equity and debt financing. We have identified a number of alternatives for the debt funding, ranging from pure project financing to end-user financing, and over the next six months we will seek the most attractive terms and structures available.

In South Africa, our board has recently approved a five year US $9.5 million exploration program, intended to delineate additional ore reserves.

sxr URANIUM ONE

The completion later this year of our recently proposed merger with Toronto Stock Exchange-listed Southern Cross Resources will give us an additional suite of highly attractive uranium properties. These include two projects in South Australia: Honeymoon, which is a fully-permitted property with indicated resources of 9.3 million pounds of uranium, and Goulds Dam, with an indicated resource of 4.4 million pounds and an inferred resource of 7.9 million pounds, as well as uranium exploration property interests in Canada's prolific Athabaska basin.

The proposed merger with Southern Cross will mark a significant stage in our evolution. It will give the combined company, sxr URANIUM ONE, geographical diversification, with assets in three of the world's major uranium producing

countries. In addition, two of those assets will be two of the only three uranium projects in the world which have near-term production visibility and are not owned by a major company. The merger will also give sxr URANIUM ONE the international capital markets profile and access necessary to develop and bring these assets to account. We are also pleased that the merged company, with its operating base in South Africa and a listing on the JSE, will remain firmly rooted in South Africa.

We anticipate completion of the merger within the next three months, subject to regulatory and shareholder approvals, following which, we will look to make a development decision on Honeymoon.

Other

With a solid South African uranium asset base, we have focused on growing our South African mineral rights portfolio, and to date have identified several promising uranium prospects. In this regard, Aflease has a number of pending prospecting rights for which the applications have already been lodged.

Having effectively set out a road map in South Africa, we are actively seeking out new value propositions, through assets that are geographically diverse. Accordingly, we recently announced a strategic alliance with Altius Minerals, which has a number of advanced uranium exploration projects in Canada.

Gold

Aflease Gold

On the gold side of our business, we believe that the most value accretive option for our shareholders is to locate our gold assets in a separate subsidiary, controlled by Aflease but with an asset base and a critical mass sufficient to support its own public listing. In coming to this conclusion, we considered several other options, including disposing of our Modder East gold asset for cash, or developing that asset within Aflease. In our view, however, it would be difficult, given current market conditions in South Africa, to sell Modder East at a value appropriate to the quality of this asset. Developing Modder East within Aflease, while it would deliver full value in the longer term, would result in additional dilution to Aflease shareholders and is moreover not a course of action which is fully aligned with Aflease's primary strategic focus on uranium.

We believe that the creation of a separate, gold-focused entity would enhance the visibility and, in due course, the valuation of the gold assets contained within it. It would also enable us to leverage our gold assets to support the gold business, through the issue of equity after that business is listed, while preserving for the Aflease group the ongoing benefits of a significant exposure to gold. The new subsidiary, provisionally named Aflease Gold, would have its assets in South Africa - these would be near-surface, low risk and high margin - and would also be South African listed.

We took feedback from the markets into consideration in developing our strategy. While a strong uranium focus is welcome, there is little support for the total disposal of our pure gold assets. There is an appreciation that exposure to the pure gold assets diversifies risk. Certain institutions are also less constrained when investing in a company that has both a gold and a uranium portfolio.

We therefore remain on track to separate our pure gold assets, Modder East and Weltevreden, from the uranium-bearing assets in the Klerksdorp area into a JSE-listed subsidiary of Aflease. The subsidiary will have its assets in South Africa, and will provisionally be called Aflease Gold.

Modder East

The core asset of Aflease Gold would be the Modder East deposit. This is a high quality, shallow gold asset with a reserve in excess of 1 million ounces and a cash cost structure of US $200/oz. Ongoing drilling associated with the current Modder East feasibility study process continues to be very gratifying - the latest borehole values range from 1.48 gm/tonne over 29 centimetres to 22.19 g/tonne over 87 centimetres for the Buckshot Pyrite Leader Zone, 0.20 g/tonne over 286 centimetres to 1.12 g/tonne over 724 centimetres for the Blanket and Channel Facies, and 1.06 g/tonne over 15 centimetres to 60.48 g/tonne over 29 centimetres for the UK9a Reef.

Bonanza South

Our Bonanza South mine, which returned to production in late June, would not form part of the Aflease Gold asset base - given the uranium by-product in the Bonanza ore, it will remain part of the assets supporting our uranium business.

Weltevreden

The Weltevreden deposit would be Aflease Gold's second significant asset. Weltevreden, which we agreed to purchase from AngloGold Ashanti in July of this year, has an indicated resource of 3.1 million ounces, grading at 4.75 g/tonne. This transaction will be funded through the issue of approximately 23.6 million shares, priced at R 3.62 per share (the 30 day volume-weighted moving average at

the time we submitted our purchase offer). This will give AngloGold Ashanti a shareholding in Aflease just in excess of 5%. The transaction is subject to the usual regulatory approvals.

Black Economic Empowerment

We were pleased to finalize our agreement earlier this year with our BEE partners - an Aflease workers' trust and a Klerksdorp community trust, each holding 30% of the BEE consortium, plus Africa Vanguard Resources with a 20% interest, and four additional groupings each holding 5% - Indalo Resources, Emseni Investments, Umlilo Mining and Finance and Magumo Investments.

The agreement provides for the sale from September 1, 2005 of an undivided 26% stake in our Dominion and Bonanza operations at Klerksdorp. While we will be financing the acquisition on an interest-free loan basis, our agreement with our empowerment partners requires them to repay this loan from their share of future profits from the Klerksdorp assets, with the first such payment being due within three years of the first distribution of profits. Under the agreement, the value of the loan is adjusted on each repayment to ensure that the payments reflect the lower of market value or net present value at the payment date. In this way, we can do our part to contribute to empowerment in the communities where our assets our located, in compliance with the requirements of the Mining Charter, while substantially protecting the investment of our current shareholders from any value erosion.

The empowerment transaction is subject to the approval of our shareholders and we are in the process of finalizing a circular to be sent to shareholders in this regard. In the meantime, further information concerning this transaction is available on our website.

Conclusion

We are excited by the strides we have made this year to position the Company as a global player in the uranium business, whilst maximizing the value of our gold assets. With the prospects for uranium and gold looking bright, we look forward to continuing to grow our business, in South Africa and around the world, and to build value for all our shareholders and stakeholders.

Forward-Looking Statement

This press release contains certain forward-looking statements. These forward-looking statements are subject to a variety of risks and uncertainties beyond the Company's ability to control or predict, which could cause actual events or results to differ materially from those anticipated in such forward-looking statements. In this news release, predictions about transactions being approved and finalized are forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

For further information

Neal Froneman	+27	83	628 0226
John Fraser	+27	82	331 7330
Carol Smith	+27	82	338 2228

Date: 16/08/2005 11:03:10 AM Produced by the JSE SENS Department